Exhibit 99.2

Management’s Discussion and Analysis
for the Three and Nine Months ended September 30, 2016

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

November 14, 2016

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2015 (the “2015 Financial Statements”), and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2016 and 2015 (the “Q3 2016 Financial Statements”), and the related notes contained therein. All amounts in this MD&A and in the Q3 2016 Financial Statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). Pan American’s significant accounting policies are set out in Note 2 of both the 2015 Financial Statements and the Q3 2016 Financial Statements.

This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining cost per silver ounce sold", “cash costs per ounce of silver”, “working capital’, “adjusted earnings” and “basic adjusted earnings per share”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining cost per silver ounce sold”, “cash costs per ounce of silver”, “working capital”, “adjusted earnings“ and “basic adjusted earnings per share”, as well as details of the Company’s by-product credits and a reconciliation of these measures to the Q3 2016 Financial Statements.

Any reference to “cash costs” or “cash costs per ounce of silver” in this MD&A should be understood to mean cash costs per ounce of silver, net of by-product credits.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws, or are future oriented financial information, and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com.

CORE BUSINESS AND STRATEGY

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America. The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the Nasdaq Global Select Market (“NASDAQ”) Exchange in New York (Symbol: PAAS).

Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

•	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets

•	Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development

•
Foster positive long-term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices

•	Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition

•	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization
To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of knowledge and experience in all aspects of our business which enables the Company to confidently advance early stage projects through construction and into operation.

Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

Pan American Silver Corp.	4

Q3 2016 HIGHLIGHTS AND KEY NOTES

FINANCIAL

•	Financial Results

Net earnings for the three months ended September 30, 2016 (“Q3 2016”) were $43.4 million, or basic earnings per share of $0.28, representing a $111.0 million, or $0.72 per share, increase from the net loss of $67.5 million and basic net loss per share of $0.44, in the comparative period in 2015 ("Q3 2015"). The increased earnings were primarily due to improved mine operating earnings, which were $114.5 million more in Q3 2016 than in Q3 2015, mainly the result of higher revenues and reduced costs.
Adjusted earnings in Q3 2016 were $37.0 million, representing basic adjusted earnings of $0.24 per share, which is $46.3 million, or $0.30 per share, higher than the comparable amounts in Q3 2015.
Net cash generated from operating activities in the current quarter was $102.3 million, a $69.5 million increase from the comparative amount in Q3 2015, due largely to increased revenues and decreases in cash production costs and income taxes paid.

•	Strong Liquidity and Working Capital Position

The Company had cash and cash equivalents and short-term investment balances of $245.3 million, and a working capital position of $434.2 million at September 30, 2016, an increase of $41.1 million and $34.9 million, respectively, from June 30, 2016. Total debt outstanding was $47.0 million at the end of Q3 2016, $11.8 million less than at June 30, 2016.

•	Reduced Q3 All-in Sustaining Costs per Silver Ounce Sold (“AISCSOS”)

Consolidated AISCSOS in Q3 2016 was $6.34 per ounce, a 61% reduction from the $16.29 per ounce in Q3 2015. The decline in quarter-over-quarter AISCSOS resulted mainly from lower production costs, increased by-product credits and positive net realizable value (“NRV”) inventory adjustments at the Manantial Espejo and Dolores mines.

AISCOS for nine months ended September 2016 of $10.10 was significantly lower than the $14.99 for the comparable period of 2015. The reduction was mainly the result of decreased production costs, positive NRV adjustments, increased by-product credits from higher quantities of base metals sold and increased gold prices, partially offset by a 2% decrease in the volume of silver ounces sold and a 28% increase in sustaining capital expenditures.

•	Unlocked Value with the Maverix Metals Inc. Transaction Close

During Q3 2016 the Company closed a plan of arrangement (the "Arrangement") with Maverix Metals Inc. ("Maverix"), which commenced trading on the TSX Venture Exchange ("TSXV") on July 12, 2016, under the stock symbol "MMX". Pursuant to the Arrangement, Maverix acquired from the Company a portfolio of royalties, precious metals streams and payment agreements, that prior to the transaction went essentially unvalued within the Company's asset portfolio, in exchange for a 54% interest in Maverix (63% fully diluted). The Company recognized $6.6 million gain ($0.6 million net of tax) during Q3 2016 in relation to this transaction.

OPERATIONS AND PROJECT DEVELOPMENT

•	Silver Production of 6.36 million ounces and 2016 Annual Production Forecast Increased

The Company produced 6.36 million ounces of silver in Q3 2016, a 4% decrease from that produced in Q3 2015. The quarter-over-quarter decrease was attributable to the anticipated production decline at Alamo Dorado as the operation approaches its planned end of mine life, as well as lower silver grades at the Dolores mine due to mine sequencing. The decreases at these mines were partially offset by higher silver production at the La Colorada, Morococha and Huaron mines.

Silver production of 19.1 million ounces in the nine month period ended September 30, 2016 was head of the originally anticipated production rate, with the expected silver production for the remainder of the year management has increased the 2016 annual consolidated silver production guidance to between 25.0 to 25.7 million ounces.

Pan American Silver Corp.	5

•	Gold Production of 50.4 thousand ounces

The Company produced 50.4 thousand ounces, and 140.0 thousand ounces of gold in the three and nine months ended September 30, 2016, respectively, commensurate with the annual forecast of 175.0 to 185.0 thousand ounces.

•	Reduced Cash Costs

Consolidated cash costs per ounce of silver for the three and nine months ended September 30, 2016 were $4.89 and $6.17, respectively, representing 44% and 38% reductions to cash costs per ounce from the comparable periods of 2015. The decrease in cash costs was achieved through increased by-product credits from higher zinc and lead production and improved prices for all by-products except copper, the benefit of export incentives at Manantial Espejo, and lower direct unit operating costs per ounce.

Consolidated cash costs per ounce of silver in the nine months ended September 30, 2016 were $6.17, which was
$3.75 (38%) lower than the comparable cash costs per ounce in the nine months ended September 30, 2015, largely for the same reasons.

•	Increased Base Metal Production and 2016 Annual Production Forecast

Pan American produced 13.1 thousand tonnes of zinc, 5.0 thousand tonnes of lead and 3.2 thousand tonnes of copper in Q3 2016. Year-to-date production of 38.7 thousand tonnes of zinc, 14.9 thousand tonnes of lead and 11.4 thousand tonnes of copper represented increases of 33%, 42%, and 4% from the same period in 2015, respectively. The increased base metal production was driven largely by higher throughput rates, and higher base metal grades at the Company’s La Colorada mine and Peruvian operations. With the expected base metal production for the remainder of the year, management increases its consolidated full-year base metal production guidance to between 49.5 to 51.5 thousand tonnes of zinc, 18.5 to 19.0 thousand tonnes of lead, and 15.5 to 16.0 thousand tonnes of copper.

•	Milestones Achieved on the La Colorada and Dolores Expansion Projects

The La Colorada mine expansion project reached another significant milestone during Q3 2016 with the new 618-metre deep shaft being commissioned in fully automatic mode in early September, ahead of schedule. The shaft was constructed with a world-class safety performance of zero lost-time accidents incurred and using industry-leading raise boring and shaft automation technologies. The work remaining to complete the La Colorada expansion project includes a new filter plant, power line and underground development. The project is now expected to be completed approximately 5% to 10% under budget.

The Dolores mine expansion projects also progressed during the quarter with the new 98 kilometre, 115 kV power line that connects the mine to the national power grid which was energized in early September. The new power line was completed on budget and is expected to result in annual savings of about $9.0 million.

Pan American Silver Corp.	6

Q3 OPERATING PERFORMANCE

The following table reflects silver production and cash costs, net of by-product credits, at each of Pan American’s operations for the respective three and nine months ended September 30, 2016 and 2015.

	Silver Production (ounces ‘000s)				Cash Costs (1) ($ per ounce)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015	2016	2015	2016	2015
La Colorada	1,385	1,321	4,130	3,904	$6.58	$6.76	$6.86	$7.45
Dolores	902	1,201	2,941	3,304	$(5.26)	$8.70	$0.40	$8.61
Alamo Dorado	369	692	1,463	2,152	$18.55	$9.58	$14.16	$13.66
Huaron	971	879	2,877	2,718	$4.92	$11.51	$6.19	$10.75
Morococha(2)	687	564	1,963	1,641	$4.41	$12.59	$3.83	$13.04
San Vicente(3)	1,150	1,028	3,382	3,037	$12.40	$11.23	$12.18	$11.73
Manantial Espejo	896	928	2,357	2,578	$(1.75)	$4.16	$0.87	$7.66
Consolidated Total(4)	6,360	6,612	19,113	19,335	$4.89	$8.74	$6.17	$9.92

(1)
Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q3 2016 Financial Statements.

(2)	Morococha data represents Pan American's 92.3% interest in the mine's production.

(3)	San Vicente data represents Pan American's 95.0% interest in the mine's production.

(4)	Totals may not add due to rounding.

•	Q3 Silver Production

Pan American’s Q3 2016 silver production of 6.36 million ounces was 4% lower than the 6.61 million ounces produced in Q3 2015. The majority of the decrease was attributable to the anticipated production decline at Alamo Dorado as the operation approaches its planned end of mine life, as well as lower silver grades at the Dolores mine due to mine sequencing. The decreases at these mines were partially offset by higher silver production at La Colorada, Morococha and Huaron.

•	Q3 Cash Costs

Consolidated cash costs per ounce of silver in the three and nine months ended September 30, 2016 were $4.89 and $6.17, respectively, $3.85 (44%) and $3.75 (38%) lower than the comparable cash costs per ounce in the three and nine months ended September 30, 2015, respectively. The declines in cash costs were achieved through increased by-product credits from higher zinc and lead production and improved prices for all by-products except copper, the benefit of export incentives offered at Manantial Espejo, and lower direct operating costs, most notably at Morococha and Dolores. Each operation’s cash costs are separately discussed in the “Q3 Individual Mine Performance” section of this MD&A.

•	Q3 By-Product Production

The following table sets out the Company’s by-product production for the three and nine months ended September 30, 2016 together with amounts for the comparable periods in 2015:

	By-Product Production
	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Gold - ounces ‘000s (“koz”)	50.4	53.6	140.0	135.5
Zinc - tonnes ‘000s (“kt”)	13.1	10.7	38.7	29.2
Lead - kt	5.0	3.5	14.9	10.5
Copper - kt	3.2	3.6	11.4	11.0

Gold production during Q3 2016 decreased 6% from Q3 2015, driven primarily from lower gold grades at Alamo Dorado and Manantial Espejo, which was partially offset by increased gold grades at Dolores.

Pan American Silver Corp.	7

During Q3 2016, Pan American also produced 13.1 thousand tonnes of zinc and 5.0 thousand tonnes of lead, 22% and 43% more than in Q3 2015, respectively. Q3 2016 copper production of 3.2 thousand tonnes was 11% less than in Q3 2015. The quarter-over-quarter variance in base metal production was driven mainly by higher zinc and lead grades at La Colorada and the Peruvian mines, as well as lower copper grades at Morococha and Huaron.

•	Q3 Average Market Metal Prices

The following table sets out the average market price for each metal produced for the three and nine months ended September 30, 2016 together with prices for the comparable periods in 2015:

	Average Market Metal Prices
	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Silver/ounce	$19.61	$14.91	$17.12	$15.99
Gold/ounce	$1,335	$1,124	$1,260	$1,178
Zinc/tonne	$2,255	$1,847	$1,955	$2,035
Lead/tonne	$1,873	$1,714	$1,780	$1,818
Copper/tonne	$4,772	$5,259	$4,725	$5,699

•	Q3 AISCSOS

The following table reflects the quantities of payable silver sold and AISCSOS at each of Pan American’s operations for the three and nine months ended September 30, 2016 as compared to the same periods in 2015.

	Payable Silver Sold (ounces ‘000s)				AISCSOS (1) ($ per ounce)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015	2016	2015	2016	2015
La Colorada	1,296	1,231	3,925	3,846	6.94	9.37	8.31	9.51
Dolores	936	1,140	2,944	3,400	(4.70)	11.85	9.89	9.93
Alamo Dorado	410	710	1,681	2,218	17.13	11.81	12.54	14.33
Huaron	821	738	2,475	2,235	9.94	17.76	10.66	16.25
Morococha	627	532	1,851	1,512	9.29	17.74	7.69	18.64
San Vicente	1,476	737	2,932	2,572	14.20	12.99	15.14	12.42
Manantial Espejo	936	960	2,254	2,677	(14.67)	29.77	(4.10)	21.68
Consolidated Total (2)	6,502	6,048	18,062	18,460	6.34	16.29	10.10	14.99

(1)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q3 2016 Financial Statements.

(2)	Totals may not add due to rounding.

Consolidated AISCSOS for the three and nine months ended September 30, 2016 were $6.34 per ounce and $10.10 per ounce respectively, representing a 61% and 33% reduction from the $16.29 per ounce and $14.99 per ounce in the three and nine months ended September 30, 2015, respectively.

The decline in quarter-over-quarter AISCSOS resulted mainly from positive net realizable value ("NRV") inventory adjustments at the Manantial Espejo and Dolores mines; increased by-product credits from higher quantities of all by-products metals sold except copper, as well as higher zinc, lead and gold prices; the benefit of export incentives at Manantial Espejo; and, cost reductions at Dolores and Morococha. These AISCSOS reductions were partially offset by increased exploration expenses and sustaining capital expenditures, primarily at Dolores where an expansion of the leach pad is in progress.

The decline in AISCSOS for the nine months ended 2016 compared to 2015 was mainly the result of decreased production costs, positive NRV adjustments, increased by-product credits from higher quantities of base metals sold and increased gold prices, partially offset by a 2% decrease in the volume of silver ounces sold and increased sustaining capital expenditures.

Pan American Silver Corp.	8

•	Q3 Individual Mine Performance

An analysis of the operating performance of each of the Company's mines for the three and nine months ended September 30, 2016 compared to the corresponding periods of 2015, is as follows:
La Colorada mine

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Tonnes milled – kt	128.2	123.2	374.2	362.8
Average silver grade – grams per tonne	374	370	380	372
Average zinc grade - %	2.55	2.24	2.56	2.12
Average lead grade – %	1.19	0.96	1.31	0.96
Average silver recovery - %	89.9	90.1	90.3	90.1
Average zinc recovery – %	80.21	83.23	81.09	83.44
Average lead recovery – %	85.59	86.53	86.40	86.46
Production:
Silver – koz	1,385	1,321	4,130	3,904
Gold – koz	0.72	0.70	2.07	1.98
Zinc – kt	2.62	2.29	7.76	6.40
Lead – kt	1.31	1.03	4.24	3.01

Cash cost per ounce net of by-products(1)	$6.58	$6.76	$6.86	$7.45

AISCSOS(2)	$6.94	$9.37	$8.31	$9.51

Payable silver sold – koz	1,296	1,231	3,925	3,846

Sustaining capital - (’000s)(3)	$1,190	$2,717	$8,316	$6,904

(1)
Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q3 2016 Financial Statements.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q3 2016 Financial Statements.

(3)
Sustaining capital expenditures excludes $13.8 million and $44.7 million of investing activity cash outflow for the three and nine months ended September 30, 2016, respectively ($10.3 million and $26.0 million in the three and nine months ended September 30, 2015, respectively) related to investment capital incurred on the La Colorada expansion project, as disclosed in the Project Development Update and Alternative Performance (non-GAAP) Measures sections of this MD&A.

The La Colorada mine produced 5% more silver in Q3 2016 compared with Q3 2015 due to an increase in throughput and a slight increase in silver grades. During Q3 2016, the mine produced 2.6 thousand tonnes of zinc and 1.3 thousand tonnes of lead, 14% and 27% more than in Q3 2015, respectively. The increase in base metals production was a function of improved zinc and lead grades of 14% and 24%, respectively.
The Q3 2016 cash costs of $6.58 per ounce of silver were $0.18 lower than the $6.76 per ounce cash costs in Q3 2015. The 3% decrease from Q3 2015 was the combined effect of a 5% increase in payable silver ounces produced, and a 31% increase in by-product credits per ounce, partially offset by an increase in direct unit operating costs that arose during the completion of the new shaft project which temporarily reduced development rates, which have since resumed to normal levels. The increased by-product credits were driven by higher lead and zinc production and prices.
Q3 2016 AISCSOS of $6.94 decreased 26% from $9.37 in Q3 2015, due primarily to the increased by-product credits discussed in cash costs, lower sustaining capital, partially offset by higher treatment and refining charges ("TCRCs").
Sustaining capital expenditures at La Colorada during Q3 2016 totaled $1.2 million, a $1.5 million decrease from the $2.7 million spent in Q3 2015. The majority of the Q3 2016 sustaining capital spending is related to equipment replacements and rehabilitations, exploration drilling, and access roadworks. Q3 2015 sustaining capital was mostly related to mine infrastructure, exploration drilling, a mine dewatering treatment plant, mine equipment replacement and rehabilitation, processing plant infrastructure, and access road upgrades.

Pan American Silver Corp.	9

Dolores mine

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Tonnes placed - kt	1,582.5	1,541.4	4,655.9	4,607.6
Average silver grade – grams per tonne	38	46	35	46
Average gold grade – grams per tonne	0.80	0.65	0.73	0.58
Average silver produced to placed ratio - %	46.8	52.5	55.9	48.5
Average gold produced to placed ratio - %	66.7	70.5	67.2	70.4
Production:
Silver – koz	902	1,201	2,941	3,304
Gold – koz	27.14	22.58	73.94	60.93

Cash cost per ounce net of by-products(1)	$(5.26)	$8.70	$0.40	$8.61

AISCSOS(2)	$(4.70)	$11.85	$9.89	$9.93

Payable silver sold - koz	936	1,140	2,944	3,400

Sustaining capital - (’000s)(3)	$7,342	$4,066	$37,307	$15,097

(1)
Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q3 2016 Financial Statements.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q3 2016 Financial Statements.

(3)
Sustaining capital expenditures excludes $19.3 million and $40.8 million of investing activity cash outflow in the three and nine months ended September 30, 2016, respectively ($4.7 million and $17.6 million in the three and nine months ended September 30, 2015, respectively) related to investment capital incurred on Dolores expansion projects, as disclosed in the Project Development Update and Alternative Performance (non-GAAP) Measures sections of this MD&A.

Silver production at Dolores in Q3 2016 was 25% lower than in Q3 2015, the result of lower grades largely driven by mine sequencing, and by a lower average ratio of silver produced to placed. Gold production of 27.1 thousand ounces in Q3 2016 was 20% higher than the 22.6 thousand ounces produced in Q3 2015, primarily a result of the improvement in grades from mine sequencing.

Negative cash costs of $5.26 per ounce of silver in Q3 2016 were $13.96 per ounce lower than in Q3 2015. The significant decrease in cash costs was largely due to increased by-product gold production and prices and lower direct operating costs, partially offset by lower payable silver production. The decrease in direct operating costs was the result of the devalued Mexican peso and lower costs and consumption of certain consumables, particularly cyanide, and fuel. The new power line that was energized in early September has led to lower consumption of fuel in Q3, and is expected to result in savings of $9 million annually.

Q3 2016 AISCSOS of $(4.70) decreased $16.55 from $11.85 in Q3 2015. The decrease was largely due to increased by-product credits from higher gold production and gold prices, along with $6.7 million higher positive NRV inventory adjustments in Q3 2016 compared to Q3 2015, partially offset by $3.3 million increase in sustaining capital expenditures, as further discussed below.

Q3 2016 sustaining capital expenditures at Dolores totaled $7.3 million, comprised primarily of open pit pre-stripping, leach pad expansion, and investments in mine equipment rehabilitations. The $3.3 million increase in sustaining capital in Q3 2016 over Q3 2015 is due primarily to the leach pad expansion works, now included in sustaining capital, which is scheduled for completion in the fourth quarter of 2016 ("Q4 2016").

Pan American Silver Corp.	10

Alamo Dorado mine

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Tonnes milled – kt	425.1	423.4	1,384.5	1,343.3
Average silver grade – grams per tonne	42	62	47	61
Average gold grade – grams per tonne	0.15	0.58	0.19	0.33
Average silver recovery - %	61.9	83.7	69.8	81.8
Average gold recovery - %	62.1	90.2	79.6	88.4
Production:
Silver – koz	369	692	1,463	2,152
Gold – koz	1.36	6.59	6.97	12.45
Copper – tonnes	10	40	40	60

Cash cost per ounce net of by-products(1)	$18.55	$9.58	$14.16	$13.66

AISCSOS(2)	$17.13	$11.81	$12.54	$14.33

Payable silver sold – koz	410	710	1,681	2,218

Sustaining capital - (’000s)	$—	$—	$—	$—

(1)
Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q3 2016 Financial Statements.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q3 2016 Financial Statements.

Alamo Dorado silver production in Q3 2016 was 47% lower than that in Q3 2015, primarily the result of lower silver grades from processing of surface stockpiles. Open pit mining operations were completed in the fourth quarter of 2015. Similarly, gold production decreased by 79%, primarily due to lower grades contained in the surface stockpiles processed.

Cash costs for Q3 2016 were $18.55 per ounce of silver, a $8.97 per ounce increase from $9.58 per ounce cash costs in Q3 2015. The majority of the increase was from a 55% decrease in by-product credits per ounce, the result of decreased gold production partially offset by higher gold prices. In addition, decreases in direct operating costs attributable to the termination of open pit mining activities, favorable currency exchange rate movements, and reduced costs of certain consumables were offset by a decline in silver production.

Q3 2016 AISCSOS of $17.13 increased $5.32 from $11.81 in Q3 2015. The quarter-over-quarter increase was largely attributable to processing lower grade stockpiled material which resulted in a 42% decrease in the volume of silver ounces sold, and lower by-product credits, driven by a 64% decrease in the quantity of gold sold partially offset by higher gold prices. Partially offsetting these factors increasing AISCSOS was a decrease in production costs driven by the same factors discussed for the direct operating costs reduction in cash costs.

No capital expenditures were incurred at Alamo Dorado during 2016 or 2015.

Pan American Silver Corp.	11

Huaron mine

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Tonnes milled – kt	223.5	207.6	674.5	661.5
Average silver grade – grams per tonne	160	157	159	155
Average zinc grade - %	2.97	2.37	2.97	2.33
Average lead grade – %	1.52	1.11	1.48	1.05
Average copper grade - %	0.88	0.94	0.94	0.98
Average silver recovery - %	84.8	83.5	83.8	83.4
Average zinc recovery – %	75.4	61.3	74.2	63.1
Average lead recovery – %	80.2	73.1	78.6	73.2
Average copper recovery – %	75.4	78.9	76.4	79.0
Production:
Silver – koz	971.0	879.0	2,877.0	2,718.0
Gold – koz	0.20	0.20	0.61	0.81
Zinc – kt	4.87	3.00	14.63	9.56
Lead – kt	2.68	1.64	7.75	4.96
Copper – kt	1.46	1.53	4.80	5.03

Cash cost per ounce net of by-products(1)	$4.92	$11.51	$6.19	$10.75

AISCSOS(2)	$9.94	$17.76	$10.66	$16.25

Payable silver sold – koz	821	738	2,475	2,235

Sustaining capital - (’000s)	$3,252	$4,131	$7,640	$9,011

(1)
Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q3 2016 Financial Statements.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q3 2016 Financial Statements.

Q3 2016 silver production at Huaron was 11% more than that produced in Q3 2015, primarily the result of increased throughput rates and slightly increased silver grades and recoveries. During Q3 2016 Huaron produced 4.9 thousand tonnes of zinc and 2.7 thousand tonnes of lead, which was 62% and 63% more than in Q3 2015, respectively. Q3 2016 copper production of 1.5 thousand tonnes was 5% lower than Q3 2015 production. The quarter-over-quarter increase in zinc and lead production was mainly the function of higher grades and recoveries, while copper production reflected lower grades and recoveries, all on account of mine sequencing.

Cash costs per ounce of silver in Q3 2016 were $4.92, down 57% from the $11.51 per ounce in Q3 2015. The reduction in cash costs was the result of the increase in payable silver production, a 29% increase in by-product credits per ounce from the increased lead and zinc production and prices, and lower operating costs resulting from cost benefits achieved from mechanization and favorable currency exchange rate movements.

AISCSOS of $9.94 in Q3 2016 was 44% lower than the $17.76 reported in Q3 2015. The decrease was mainly attributable to a 39% increase in by-product credits from increased base metal sales volumes and higher zinc and lead prices, an 11% increase in the amount of payable silver ounces sold, and decreased exploration and sustaining capital. The factors reducing AISCSOS were partially offset by increased TCRCs.

Sustaining capital expenditures at the Huaron mine during Q3 2016 totaled $3.3 million compared to $4.1 million in Q3 2015, and related primarily to equipment replacements, exploration drilling, and a tailings storage facility expansion.

Pan American Silver Corp.	12

Morococha mine(1)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Tonnes milled – kt	172.3	163.1	508.6	471.5
Average silver grade – grams per tonne	143	124	138	127
Average copper grade - %	1.17	1.52	1.50	1.49
Average lead grade - %	0.77	0.68	0.76	0.71
Average zinc grade - %	3.20	3.11	3.27	2.82
Average silver recovery - %	89.8	86.6	88.4	85.4
Average zinc recovery - %	75.5	71.1	72.4	65.4
Average lead recovery - %	63.0	59.7	59.1	59.3
Average copper recovery - %	78.3	84.6	82.6	85.6
Production:
Silver– koz	687	564	1,963	1,641
Gold – koz	0.41	0.83	1.70	2.45
Zinc – kt	4.14	3.58	11.97	8.61
Lead – kt	0.80	0.62	2.23	1.90
Copper – kt	1.48	2.02	6.14	5.87

Cash cost per ounce net of by-products(2)	$4.41	$12.59	$3.83	$13.04

AISCSOS(3)	$9.29	$17.74	$7.69	$18.64

Payable silver sold (100%) - koz	627	532	1,851	1,512

Sustaining capital (100%) - (’000s)	$2,363	$1,874	$6,052	$5,197

(1)	Production figures are for Pan American’s 92.3% share only.

(2)
Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q3 2016 Financial Statements.

(3)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q3 2016 Financial Statements.

Q3 2016 silver production at Morococha was 22% more than that produced in Q3 2015, as a result of a 15% increase in grades combined with higher throughput and silver recoveries. During Q3 2016, Morococha produced 4.1 thousand tonnes of zinc and 0.8 thousand tonnes of lead, representing increases of 16%, and 29% over Q3 2015, respectively. Q3 2016 copper production was 1.5 thousand tonnes, 27% less than in Q3 2015 . The changes in quarter-over-quarter base metal production were primarily driven by grade variances as a result of mine sequencing.

Cash costs of $4.41 per ounce of silver were $8.18 per ounce, or 65% lower, than the $12.59 per ounce recorded in Q3 2015. The significant decrease was primarily the result of a 19% reduction in direct operating costs, and a 22% increase in payable silver ounces produced, partially offset by a 22% decrease in by-product credits per ounce. The decreased operating costs were driven by substantial productivity benefits obtained from mechanization efforts as well as favorable currency exchange rate movements.

AISCSOS of $9.29 in Q3 2016 was 48% lower than the $17.74 reported in Q3 2015. The decrease was mainly attributable to a reduction in production costs, a 29% decrease in TCRCs due to more favorable terms, and an 18% increase in the amount of payable silver ounces sold. These factors reducing AISCOS were partially offset by increased sustaining capital, increased exploration expense and slightly lower by-product credits driven by lower quantities of copper sold.

Sustaining capital expenditures at the Morococha mine during Q3 2016 totaled $2.4 million, up $0.5 million from Q3 2015. The increase is primarily related to the Manuelita mine area deepening and exploration drilling.

Pan American Silver Corp.	13

San Vicente mine(1)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Tonnes milled - kt	90.1	86.3	257.4	244.8
Average silver grade – grams per tonne	438	412	446	419
Average zinc grade - %	2.18	2.64	2.25	2.42
Average lead grade - %	0.33	0.28	0.33	0.33
Average silver recovery - %	92.8	91.9	93.0	93.0
Average zinc recovery - %	77.1	78.9	74.7	77.5
Average lead recovery - %	86.5	79.2	83.2	79.9
Production:
Silver – koz	1,150	1,028	3,382	3,037
Zinc – kt	1.52	1.81	4.33	4.61
Lead – kt	0.25	0.19	0.68	0.63
Copper – kt	0.24	—	0.48	—

Cash cost per ounce net of by-products(2)	$12.40	$11.23	$12.18	$11.73

AISCSOS(3)	$14.20	$12.99	$15.14	$12.42

Payable silver sold - koz	1,476	737	2,932	2,572

Sustaining capital (100%) - (’000s)	$1,576	$807	$3,332	$2,290

(1)	Production figures are for Pan American’s 95.0% share only.

(2)
Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q3 2016 Financial Statements.

(3)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q3 2016 Financial Statements.

San Vicente silver production in Q3 2016 was 12% more than that in Q3 2015. The increased production was a result of a 4% increase in throughput rates and 6% higher silver grades. Q3 2016 lead production increased by 32% while zinc production decreased by 16% compared to Q3 2015 production, primarily the result of quarter over quarter variances in grades from the mine sequencing. Mine sequencing also resulted in entering higher copper grade ore, which has increased copper production in Q3 2016 compared with Q3 2015.

Q3 2016 cash costs of $12.40 per ounce of silver increased $1.17 from Q3 2015, driven by increased direct operating costs partially offset by an 11% increase in by-product credits per ounce, driven primarily by increased zinc prices and the higher copper grade driven copper production. The increase in direct operating costs was largely reflective of higher royalty payments the Company paid to the Bolivian government, which were triggered by increased metal prices.

Q3 2016 AISCSOS increased by 9% to $14.20 from $12.99 in Q3 2015. The increase was driven by the previously discussed increased in operating costs and royalty payments, as well as increased sustaining capital, as discussed below. Partially offsetting these AISCSOS increases were Q3 2016 silver sales volumes that were more than twice those in Q3 2015, largely the result of the timing of shipments at quarter end, and a 68% increase in by-product credits.

Sustaining capital expenditures at San Vicente during Q3 2016 and Q3 2015 totaled $1.6 million and $0.8 million, respectively, and were comprised mainly of mine infrastructure, and equipment rebuilds and replacements which were more significant in Q3 2016.

Pan American Silver Corp.	14

Manantial Espejo mine

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Tonnes milled – kt	201.1	185.8	548.6	567.2
Average silver grade – grams per tonne	154	172	148	156
Average gold grade – grams per tonne	3.43	3.93	3.29	3.31
Average silver recovery - %	88.5	91.3	90.0	91.6
Average gold recovery - %	93.4	95.7	94.0	95.2
Production:
Silver – koz	896	928	2,357	2,578
Gold – koz	20.59	22.72	54.68	56.86

Cash cost per ounce net of by-products(1)	$(1.75)	$4.16	$0.87	$7.66

AISCSOS(2)	$(14.67)	$29.77	$(4.10)	$21.68

Payable silver sold - koz	936	960	2,254	2,677

Sustaining capital - (’000s)	$331	$2,357	$1,771	$11,725

(1)
Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q3 2016 Financial Statements.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q3 2016 Financial Statements.

Q3 2016 silver production at Manantial Espejo was 3% lower than in Q3 2015 mainly due to a 10% decrease in silver grades partially offset by 8% increase in throughput. Q3 2016 gold production of 20.6 thousand ounces was 9% less than Q3 2015 gold production, a result of lower gold grades due to mine sequencing, partially offset by the increased throughput.

Q3 2016 negative cash costs of $1.75 per silver ounce were $5.91 per ounce lower than the $4.16 per ounce cash costs in Q3 2015. The main factors driving the significant decline were: the devaluation of the local currency; lower diesel prices; reduced direct selling costs on account of the legislative elimination of the export tariff and a new export incentive credit; and higher by-product credits from improved gold prices. These factors were partially offset by a decline in payable silver ounces produced.

AISCSOS in Q3 2016 decreased $44.44 from Q3 2015. The majority of this decrease was attributable to the quarter-over-quarter variance in NRV inventory adjustments, where Q3 2016 positive NRV inventory adjustments decreased AISCSOS by $12.83 per ounce compared to negative NRV adjustments that increased Q3 2015 AISCSOS by $18.98 per ounce. The remainder of the decrease was due to lower direct operating costs, increased gold by-product credits, and lower sustaining capital, partially offset by the slight decrease in silver ounces sold.

Sustaining capital expenditures at Manantial Espejo in Q3 2016 totaled $0.3 million, a $2.0 million decrease from the $2.4 million in Q3 2015. The quarter-over-quarter decrease reflects the cessation of pre-stripping activities, which occurred in 2015. The Q3 2016 sustaining capital consisted primarily of exploration drilling.

Pan American Silver Corp.	15

Q3 2016 OPERATING OUTLOOK

Production

Year-to-date consolidated silver production of 19.11 million ounces was ahead of the rate required to achieve management’s full year forecast range of 24.0 to 25.0 million silver ounces. With the expected silver production for the remainder of the year, management has increased its full year consolidated silver production guidance to between 25.0 to 25.7 million ounces.

Year-to-date consolidated gold production of 140.0 thousand ounces is on pace to achieve management’s full year forecast range of 175.0 to 185.0 thousand ounces. With the expected gold production for the remainder of the year, management reaffirms the annual gold production forecast, as indicated in the 2015 year-end MD&A.

Q3 2016 zinc, lead, and copper production of 38.7 thousand tonnes, 14.9 thousand tonnes and 11.4 thousand tonnes, respectively, were ahead of production rates required to achieve management’s 2016 annual guidance of 46.0 to 48.0 thousand tonnes, 15.0 to 15.5 thousand tonnes, and 13.0 to 13.5 thousand tonnes, respectively. With the expected base metal production for the remainder of the year, management has increased its consolidated full-year base metal production guidance to between 48.0 to 53.0 thousand tonnes of zinc, 18.8 to 20.7 thousand tonnes of lead, and 14.8 to 15.2 thousand tonnes of copper.

Cash Costs and AISCSOS

The following tables summarize the nine months ended September 30, 2016 cash costs and AISCSOS achieved for each operation compared to the revised 2016 annual amounts forecasted in the MD&A for Q2, 2016. For the purposes of these comparisons, the check marks have the following meanings:

✓✓	Actual results were better than 2016 revised annual guidance range
✓	Actual results met 2016 revised annual guidance range
✗	Actual results fell short of 2016 revised annual guidance range

	2016 Cash Costs(1) ($ per ounce)			2016 AISCSOS(2) ($ per ounce)
	Forecast (3)	Year to date actual		Forecast (3)	Year to date actual
La Colorada	$7.00 – $7.50	$6.86	✓✓	$8.50 – $9.50	$8.31	✓✓
Dolores	$0.00 – $1.50	0.40	✓	$13.50 – $14.50	9.89	✓✓
Alamo Dorado	$14.00 – $15.00	14.16	✓	$13.50 – $14.50	12.54	✓✓
Huaron	$8.25 – $9.25	6.19	✓✓	$12.00 – $13.00	10.66	✓✓
Morococha	$4.75 – $6.50	3.83	✓✓	$8.50 – $9.50	7.69	✓✓
San Vicente	$12.00 – $12.50	12.18	✓	$14.00 – $15.00	15.14	✗
Manantial Espejo	$1.75 – $3.25	0.87	✓✓	$4.00 – $5.00	(4.10)	✓✓
Consolidated Total	$6.50 – $7.50	$6.17	✓✓	$11.60 – $12.60	$10.10	✓✓

(1)
Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q3 2016 Financial Statements.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q3 2016 Financial Statements.

(3)	Forecasted amount per revised 2016 guidance included in the MD&A for the second quarter ended June 30, 2016.

Year-to-date consolidated 2016 cash costs per ounce of $6.17 were $0.33 per ounce less than the low end of management’s revised 2016 annual forecast range of $6.50 to $7.50. Based on this performance , and the expected results for the remainder of 2016, which are largely influenced by currency exchange rate assumptions, management is reducing the annual 2016 cash costs guidance for the second time this year to between $6.25 and $7.00 per ounce, which represents a further 5% decrease from the mid-point of the previously revised forecasted range. Management’s 2016 cash cost guidance has been reduced by a total of 33% from the original guidance.

Year-to-date consolidated 2016 AISCSOS of $10.10 was $1.49 below the low-end of management’s revised 2016 annual forecast of $11.60 to $12.60 per ounce. Based on the AISCSOS results to date, and the expected results for the remainder of 2016, management is reducing the annual 2016 AISCSOS guidance for the second time this year to between $10.75 and $11.50 per

Pan American Silver Corp.	16

ounce, which represents a further 8% decrease from the mid-point of the previously revised forecasted range. Management’s 2016 AISCSOS guidance has been reduced by a total of 22% from the original guidance.

Revised 2016 Cash Costs and AISCSOS forecasts:

	Cash Costs per ounce (1)	AISCSOS (1)
La Colorada	$6.00 – $6.50	$7.75 – $8.25
Dolores	($1.00) – $0.00	$11.00 – $12.00
Alamo Dorado	$15.75 – $16.25	$14.25 – $14.75
Huaron	$5.75– $7.00	$11.75 – $12.25
Morococha (92.3%)	$4.00 – $5.00	$8.25 – $8.75
San Vicente (95.0%)	$12.00 – $12.50	$14.00 – $14.75
Manantial Espejo	$4.00 – $5.00	$0.50 – $1.50
Consolidated Total	$6.25 – $7.00	$10.75 – $11.50

(1)
Management’s revised cash costs and AISCSOS forecasts assume by-product credit prices of $2,300/tonne ($1.04/lb) for zinc, $2,000/tonne ($0.91/lb.) for lead, $4,700/tonne ($2.13/lb.) for copper, and $1,250/oz. for gold. Cash costs per ounce and AISCSOS are a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost and AISCSOS calculations, details of the Company’s by-product credits and a reconciliations of these measures to the Q3 2016 Financial Statements.

Capital Expenditures

Total sustaining and project capital investment for the three and nine months ended September 30, 2016 were as follows:

2016 Capital Investment	Original Forecast(1)	Actual (2)		Revised Forecast
(in millions of USD)		September 30, 2016	Nine months ended September 30, 2016
La Colorada	$8.0 – $10.5	$1.3	$7.0	$9.5 – $10.0
Dolores	$39.0 – $42.0	7.4	28.8	$42.0 – $44.5
Alamo Dorado	$ nil	—	—	$ nil
Huaron	$6.0 – $7.5	3.1	7.2	$11.5 – $12.0
Morococha	$7.0 – $8.5	2.2	5.5	$10.5 – $11.0
San Vicente	$3.0 – $4.0	1.5	3.2	$4.0 – $4.5
Manantial Espejo	$2.0 – $2.5	0.4	1.8	$2.5 – $3.0
Sustaining Capital total	$64.0 - $75.0	$15.9	$53.5	$80.0 - $85.0
La Colorada project capital	$64.0 – $66.5	15.5	43.6	$50.0 – $55.0
Dolores project capital	$71.0 – $73.5	22.4	44.8	$55.0 – $60.0
Project Capital Total	$135.0 - $140.0	$37.9	$88.4	$105.0 - $115.0
Consolidated Total	$200.0 – $215.0	$53.8	$141.9	$185.0 – $200.0

(1)	Annual guidance as provided in annual MD&A for the year ended December 31, 2015.

(2)
The sustaining capital amounts capitalized in Q3 2016 were $0.2 million less than the $16.1 million of Q3 2016 sustaining capital cash outflows which are included in the Q3 2016 AISCSOS calculation, shown in the “Alternative Performance (non-GAAP) Measures” section of this MD&A. Similarly, sustaining capital amounts capitalized for the nine month period ended September 30, 2016 were $10.9 million less than the $64.4 million of mine sustaining capital cash outflows during the period. These differences are due to the timing difference between the cash payment of capital investments compared to the period in which capital investments are made.

Total sustaining capital investment for the three and nine months ended September 30, 2016 was $15.9 million and $53.5 million respectively. Management is increasing the guidance for full-year consolidated sustaining capital for 2016 to between $80.0 to $85.0 million. The increase in sustaining capital is related to additional exploration programs across the Company, additional mobile equipment replacements in the Peruvian mines, and greater pre-stripping at Dolores.

Total project capital investment for the three and nine months ended September 30, 2016 was $37.9 million and $88.4 million, respectively. Based on the spending to date for the La Colorada and Dolores expansion projects, and the forecast for the remainder of the year, the Company is revising the full-year 2016 consolidated project spending forecast downward to between $105.0

Pan American Silver Corp.	17

million and $115.0 million from the original guidance of $135.0 million to $140.0 million. The revised forecast is comprised of between $50.0 million and $55.0 million being spent at La Colorada, and between $55.0 million and $60.0 million spent at Dolores.

These new forecasts result in a reduction of the overall 2016 consolidated capital expenditure guidance range of $200.0 to $215.0 million down to $185.0 to 200.0 million.

Q3 2016 PROJECT DEVELOPMENT UPDATE

The following table reflects the amounts capitalized at each of Pan American’s significant projects in Q3 2016 as compared to Q3 2015:

Project Development	Three months ended September 30,		Nine months ended September 30,
(thousands of USD)	2016	2015	2016	2015
Dolores Projects(1)	$22,410	$5,024	$44,779	$14,725
La Colorada Expansion(2)	15,493	12,712	43,635	27,352
Total	$37,903	$17,736	$88,414	$42,077

(1)	Amounts capitalized for the projects in the quarter were $3.1 million more than the project cash outflows, as a result from changes in accounts payable balances ($0.3 million more in Q3 2015).

(2)	Amounts capitalized for the project in the quarter were $1.7 million more than the project cash outflows, as a result of changes in accounts payable balances ($2.4 million in Q3 2015).

•	La Colorada Expansion Project

During Q3 2016, the Company invested $15.5 million in the La Colorada expansion project and achieved the following milestones:

•	The new sulphide ore plant began full production in early August 2016, with the design production throughput of 1,600 tonnes per day of ore being routinely achieved.

•	The construction of the new La Colorada mine shaft was completed and the shaft was fully commissioned in September with ore skipping achieving full design capacity by the end of Q3 2016.

•
Underground mine development continued with a total of 403 metres of drifting advanced in the Estrella vein area during Q3 2016. Development of the underground mine is the limiting factor in processing more ore, as both the sulphide ore plant and the mine shaft must occasionally operate at less than full design rates until mine development has advanced to deliver sufficient ore to run at full rates. Ore production is anticipated to ramp up through Q4 2016 and into 2017.

•
The construction of the new 115 kV powerline continued with installation of electrical towers and posts on the route from Chalchihuites to the La Colorada site. Construction of the site substation was 80% complete as of the end of Q3 2016.

Overall, the La Colorada expansion is advancing on schedule and is expected to be completed 5 to 10% under budget.

•	Dolores Projects

During Q3 2016, the Company invested $22.4 million in the Dolores expansion projects comprised predominantly of the following:

•
Civil earthworks were completed at the new pulp agglomeration plant site, and concrete forming and pouring commenced. Installation of the reclaim tunnel and the filter plant feed tank was well advanced.

•
Significant progress was achieved on development of the underground mine, with advancement on the north and south lateral drifts, as well as on the two declines to the lower levels. A total of 866 metres of development was advanced during the quarter. The first of two raise bore holes to surface was completed, which allowed an underground flow-through ventilation circuit to be established.

•	The new 115 kV powerline to the site was fully commissioned and energized in Q3 2016, and the site main generating plant was placed into long term stand-by mode.
Overall, the Dolores expansion project is on budget and on schedule for an anticipated commissioning of the pulp agglomeration plant by mid-2017 and underground operations reaching the full 1,500 tonnes per day design capacity by the end of 2017.

Pan American Silver Corp.	18

In addition to the expansion project, the Dolores projects team continued with the next phase of the leach pad expansion, a sustaining capital project scheduled for completion in Q4 2016.
OVERVIEW OF FINANCIAL RESULTS

•	Quarterly Information
The following tables set out selected quarterly results for the past eleven quarters. The dominant factors affecting results in the quarters and years presented below are volatility of metal prices realized, industry-wide cost fluctuations, and the timing of the sales of production, which varies with the timing of shipments. The fourth quarter of 2015 included impairment charges to Morococha, Dolores, and Alamo Dorado, while the third quarter of 2015 included impairment charges to Manantial Espejo. The fourth quarter of 2014 included impairment charges related to Dolores, Manantial Espejo, Alamo Dorado and certain exploration and development properties, including Navidad.

2016	Quarter Ended (unaudited)
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30
Revenue	$158,275	$192,258	$233,646
Mine operating earnings	$16,698	$44,730	$88,495
Attributable earnings for the period	$1,738	$33,804	$42,766
Basic earnings per share	$0.01	$0.22	$0.28
Diluted earnings per share	$0.01	$0.22	$0.28
Cash flow from operating activities	$771	$66,019	$102,346
Cash dividends paid per share	$0.0125	$0.0125	$0.0125
Other financial information
Total assets	$1,710,703	$1,760,747	$1,861,588
Total long term financial liabilities	$118,327	$123,388	$121,285
Total attributable shareholders’ equity	$1,298,732	$1,333,406	$1,376,795

2015	Quarter Ended (unaudited)				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$178,125	$174,189	$159,414	$162,960	$674,688
Mine operating earnings (loss)	$2,630	$(952)	$(25,996)	$(7,771)	$(32,089)
Attributable loss for the period	$(19,371)	$(7,322)	$(67,048)	$(132,909)	$(226,650)
Basic loss per share	$(0.13)	$(0.05)	$(0.44)	$(0.88)	$(1.49)
Diluted loss per share	$(0.13)	$(0.05)	$(0.44)	$(0.88)	$(1.49)
Cash flow from operating activities (1)	$11,848	$20,577	$32,866	$23,401	$88,692
Cash dividends paid per share	$0.125	$0.05	$0.05	$0.05	$0.275
Other financial information
Total assets					$1,715,037
Total long term financial liabilities					$114,354
Total attributable shareholders’ equity					$1,297,222

(1)
During the second quarter of 2015 it was determined that certain unrealized gains and losses relating to outstanding commodity contracts were incorrectly included in cash flow from operating activities for Q1 2015, as such Q1 2015 operating cash flows have been revised from those previously reported.  The effect of this correction was a $98 thousand decrease to the $11.9 million previously reported Q1 2015 operating cash flows.

Pan American Silver Corp.	19

2014	Quarter Ended (unaudited)				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$209,734	$200,847	$178,265	$163,096	$751,942
Mine operating earnings (loss)	$31,576	$10,245	$(12,378)	$(21,369)	$8,073
Attributable earnings (loss) for the period	$6,844	$(5,472)	$(20,254)	$(526,706)	$(545,588)
Basic earnings (loss) per share	$0.05	$(0.04)	$(0.13)	$(3.48)	$(3.60)
Diluted earnings (loss) per share	$0.05	$(0.04)	$(0.15)	$(3.48)	$(3.60)
Cash flow from operating activities	$36,125	$48,895	$38,345	$823	$124,188
Cash dividends paid per share	$0.125	$0.125	$0.125	$0.125	$0.50
Other financial information
Total assets					$2,017,873
Total long term financial liabilities					$79,823
Total attributable shareholders’ equity					$1,563,092

•	Income Statement: Q3 2016 versus Q3 2015

Net earnings in Q3 2016 were $43.4 million, or basic earnings per share of $0.28. This represents an increase of $111.0 million or $0.72 per share, from the $67.5 million loss and $0.44 basic loss per share recorded in Q3 2015. The majority of the quarter-over-quarter earnings increase was due to a $114.5 million increase in mine operating earnings from higher revenues and lower costs, no impairment charges in Q3 2016 compared to the $28.8 million charged in Q3 2015, partially offset by a $37.7 million increase in income taxes. The details of these quarter-over-quarter variances are further discussed in the relevant sections that follow.

The following table highlights the key items that resulted in the net income in Q3 2016 compared to the net loss recorded in Q3 2015:

Q3 2015 net loss (in thousands of USD)		$(67,514)
Increased revenue:
Higher realized base metal prices	$49,878
Higher quantities of metal sold	12,736
Decreased TCRCs	3,627
Settlement adjustments	7,991
Total change in revenue		$74,232
Decreased cost of sales:
Lower production costs and royalty charges	$37,334
Lower depreciation and amortization	2,925
Total change in cost of sales		$40,259

Decreased impairment charges		28,756
Increased gains on asset sales, commodity contracts		4,901
Increased other and investment income, net		3,687
Decreased foreign exchange loss		2,400
Increased income taxes		(37,730)
Increased general and administrative expense		(3,580)
Increased interest and finance expense		(1,027)
Increased exploration and project development expense		(944)
Q3 2016 net income		$43,440

Revenue for Q3 2016 was $233.6 million, a 47% increase from the $159.4 million recognized in Q3 2015. The major factors behind the revenue increase were a $49.9 million price variance mainly from higher realized silver and gold prices, a $12.7 million positive

Pan American Silver Corp.	20

variance from higher quantities of all metals sold except copper, an $8.0 million positive variance in settlement adjustments on concentrate shipments, and a $3.6 million positive variance from a quarter-over-quarter decrease in TCRCs.

The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter. Realized silver and gold prices in Q3 2016 increased from Q3 2015 prices by 34% and 19%, respectively. Zinc and lead prices increased by 31% and 19%, respectively, while copper prices decreased by 7% from prices realized in Q3 2015.

The quantities of all metals sold in Q3 2016 were higher than in Q3 2015 except for copper. Quarter-over-quarter sales volumes for silver, gold, zinc and lead increased by 8%, 5%, 22% and 52% respectively, while copper sales volumes decreased by 23%.

	Realized Metal Prices(1)				Quantities of Metal Sold
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015	2016	2015	2016	2015
Silver – ounces	$19.69	$14.75	$17.25	$15.85	6,502,374	6,047,675	18,061,275	18,460,299
Gold – ounces	$1,335	$1,122	$1,264	$1,179	53,314	50,885	136,206	142,820
Zinc – tonnes	$2,284	$1,747	$1,981	$1,980	11,163	9,139	34,319	24,499
Lead – tonnes	$1,874	$1,576	$1,787	$1,769	4,717	3,098	13,740	9,772
Copper – tonnes	$4,763	$5,141	$4,684	$5,473	2,640	3,181	10,545	9,413

(1)	Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.

Mine operating earnings of $88.5 million in Q3 2016 were $114.5 million higher than the $26.0 million of mine operating losses generated in Q3 2015. Mine operating earnings are equal to revenue less cost of sales, substantially the same as gross margin. The increase in mine operating earnings was the combined result of the previously discussed $74.2 million increase in revenue and a $40.3 million quarter-over-quarter decrease in cost of sales, driven largely by reduced production costs of $40.3 million.

The decrease in consolidated production costs in the quarter was largely due to a $35.9 million positive quarter-over-quarter variance in NRV inventory adjustments along with lower direct operating costs. The positive variance was related to Manantial Espejo and Dolores, where $12.0 million and $7.7 million were recognized in Q3 2016, respectively, compared to a negative adjustment of $18.2 million at Manantial Espejo, and a positive adjustment of $0.9 million at Dolores in Q3 2015.

The Alamo Dorado, Morococha, Manantial Espejo and Dolores mines had the most significant impact on reduced consolidated production costs, partially offset by increased production costs at San Vicente and La Colorada. Production costs generally continue to benefit from reductions in labour and consumable raw materials costs, aided by favorable exchange rate changes.
Decreased mining activities at Alamo Dorado, and to a lesser degree Manantial Espejo, also contributed to the cost reduction while increased production and sales volumes at La Colorada increased consolidated production costs.

Depreciation and amortization of $33.8 million in Q3 2016 was $2.9 million, or 8% lower than the $36.7 million recorded in Q3 2015. The reduced depreciation was attributable to the decrease in depreciable assets resulting largely from asset impairment charges taken in 2015, partially offset by the increase in certain depreciable assets mainly related to the Dolores project. The decline in depreciation was most significant at the Manantial Espejo and Alamo Dorado mines, partially offset by a depreciation increase at Dolores.

General and administrative (“G&A”) expenses, including the share-based compensation expenses, was $5.2 million in Q3 2016, $3.6 million more than the $1.6 million expensed in Q3 2015. The increase was related to salary and benefit costs and was driven by severance costs and increased accruals for certain annual bonuses recorded in Q3 2016 compared to decreases to similar annual bonuses in Q3 2015. Share-based compensation expense for Q3 2016 and Q3 2015 was $1.7 million and $0.8 million, respectively.

Exploration and project development expenses of $4.3 million in Q3 2016 were $0.9 million more than the $3.4 million incurred in Q3 2015. Exploration and project development expenditures during both periods related to activities near the Company’s existing mines, at select greenfield projects, and to the holding and maintenance costs associated with the Navidad project. Navidad costs were approximately $1.9 million in Q3 2016 compared to approximately $1.4 million in Q3 2015.

Impairment charges to mineral properties, plant and equipment in Q3 2015 were $28.8 million and related to the impairment of the Manantial Espejo mine. There were no impairment charges recorded in Q3 2016.

Pan American Silver Corp.	21

Foreign exchange (“FX”) losses in Q3 2016 were $1.3 million, $2.4 million less than the $3.7 million recorded in Q3 2015.  The Q3 2016 FX losses were driven primarily by the effect of the 4% devaluation of the Mexican Peso (“MXN”) on MXN denominated treasury balances and MXN denominated Value Added Tax (“VAT”) receivables.  The FX losses in Q3 2015 resulted mainly from the 7% MXN devaluation on MXN denominated treasury and VAT receivable balances, as well as the 7% devaluation of the Canadian Dollar (“CAD”) on CAD denominated treasury balances.
Gain on sale of Portfolio assets for Q3 2016 was $6.6 million in Q3 2015, and was attributable to a gain recognized in relation to the July 2016 closing of the Company's plan of arrangement with Maverix, whereby the Company distributed certain royalties and precious metals streams and payment agreements (the "Portfolio Assets") to Maverix. The Q3 2016 gain was recorded on the proportion of the Portfolio Assets distributed to owners of Maverix other than the Company. There was no such gain or loss recorded in 2015.

Investment income for Q3 2016 and Q3 2015 totaled $0.4 million, and consisted mainly of interest income and net gains from the sales of securities within the Company’s short-term investment portfolio.

Interest and finance expense for Q3 2016 was $2.5 million, compared to the $1.4 million recorded in Q3 2015. The expense was comprised of accretion of the Company’s closure liabilities, and interest and fees associated with the revolving credit facility, short-term loans, and leases. The increase was largely due to increased accretion expense related to certain closure liabilities.

Income tax expense for Q3 2016 was $36.0 million, a $37.73 million increase from the $1.8 million income tax recovery in Q3 2015.  The tax expense (recovery) in each quarter was comprised of current and deferred income taxes. The increase in income tax expense was primarily a consequence of the increase in net income in Q3 2016 compared to Q3 2015, and the effects of various temporary and permanent differences, as shown in the table below. These items resulted in effective tax rates that vary considerably from the comparable period, and from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to earnings before income taxes. The main factors that impacted the effective tax rates for Q3 2016 and Q3 2015 were foreign tax rate fluctuations, changes in non-recognition of certain deferred tax assets, mining taxes paid, and withholding taxes on payments from foreign subsidiaries. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

In Q3 2015, the Company recorded a non-cash impairment on non-current assets and a non-cash net realizable value adjustment to stockpile inventory at its Manantial Espejo property. No tax benefit was recognized with respect to these adjustments.

	Three months ended September 30,		Nine months ended September 30,
(in thousands of USD)	2016	2015	2016	2015
Income (loss) before taxes	$79,403	$(69,281)	$133,128	$(90,757)
Statutory tax rate	26.00%	26.00%	26.00%	26.00%
Income tax expense (recovery) based on above rates	$20,645	$(18,013)	$34,613	$(23,597)
Increase (decrease) due to:
Non-deductible expenses	1,593	987	3,983	2,686
Foreign tax rate differences	6,431	(6,671)	7,481	(10,180)
Change in net deferred tax assets not recognized
-Argentina exploration expenses	673	782	1,344	2,844
-Other deferred tax assets not recognized	(6,572)	2,947	(6,473)	3,369
Non-taxable portion of net earnings of affiliates	(1,228)	(1,239)	(3,686)	(3,676)
Effect of other taxes paid (mining and withholding)	2,621	1,745	5,815	4,812
Effect of foreign exchange on tax expense	10,840	2,575	8,266	10,721
Impairment changes and net realizable value adjustments	—	17,486	—	17,486
Effect of change in deferred tax resulting from prior asset purchase accounting under IAS12	355	902	672	1,786
Other	605	(3,268)	1,572	(2,410)
Income tax expense	$35,963	$(1,767)	$53,587	$3,841
Effective tax rate	45.29%	2.55%	40.25%	(4.23)%

Pan American Silver Corp.	22

•	Statement of Cash Flows Q3 2016 versus Q3 2015

Cash flow from operations in Q3 2016 was $102.3 million, $69.5 million more than the $32.9 million generated in Q3 2015. The increase was driven primarily by increased cash revenues, decreases in cash production costs, and lower cash income taxes paid offset by increased G&A and exploration expenses. Changes in non-cash operating working capital in Q3 2016 resulted in a source of cash of $7.3 million, comparable to $6.7 million source of cash in Q3 2015.

Investing activities used $29.7 million in Q3 2016, inclusive of $19.4 million generated on net sales of short-term investments. The balance of Q3 2016 investing activities consisted primarily of spending $48.5 million on mineral properties, plant and equipment capital at the Company’s mines and projects. In Q3 2015, investing activities used $47.8 million inclusive of $18.4 million used on the net purchase of short-term investments and $31.0 million spent on mineral property, plant and equipment.

Financing activities in Q3 2016 used $13.0 million compared to $12.6 million in Q3 2015. Cash used in financing activities in Q3 2016 consisted of $11.6 million in short-term debt payments, $0.8 million of lease repayments and $1.9 million paid as dividends to shareholders, partially offset by $1.5 million generated from equity share issuances related to stock options exercises. In Q3 2015 cash used in financing activities was largely made up of $7.6 million paid as dividends and $4.2 million of short-term debt payments.

•	Adjusted Earnings Q3 2016 versus Q3 2015

Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings as they eliminate items that may be volatile from period to period, relating to positions that will settle in future periods, and items that are non-recurring. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “adjusted earnings” and “basic adjusted earnings per share”, and a reconciliation of these second quarter measures to the Q3 2016 Financial Statements.

Adjusted earnings in Q3 2016 was $37.0 million, representing a basic adjusted earnings per share of $0.24, which was $46.3 million, or $0.30 per share, higher than Q3 2015 adjusted net losses and basic losses per share of $9.3 million, and $0.06, respectively.
The following graph illustrates the key factors leading to the change from adjusted net losses for Q3 ended 2015 to the adjusted net income in Q3 2016:

Pan American Silver Corp.	23

•	Income Statement: Nine months ended September 30, 2016 versus Nine months ended September 30, 2015

Net earnings for the nine months ended September 30, 2016 were $79.5 million, or a basic earnings per share of $0.51, representing an increase of $174.1 million or $1.13 per share from the $94.6 million loss and $0.62 basic loss per share recorded in Q3 2015. The majority of the earnings increase was due to a $174.2 million increase in mine operating earnings, which was primarily attributable to increased revenues and decreased cost of sales.

The following table highlights the key items that resulted in the net income for the nine months ended September 30, 2016 compared to the net loss recorded in the nine months ended September 30, 2015:

Nine months ended September 30, 2015 net loss (in thousands of USD)		$(94,598)
Increased revenue:
Higher realized metal prices	$28,748
Higher quantities of metal sold	18,525
Decreased TCRCs	6,202
Settlement adjustments	18,976
Total change in revenue		$72,451
Decreased cost of sales:
Lower production costs and royalty charges	$80,785
Lower depreciation and amortization	21,005
Total change in cost of sales		$101,790
Decreased impairment charges		28,756
Increased gains on asset sales, commodity contracts and derivatives		19,426
Decreased foreign exchange loss		4,420
Increased other and investment income, net		2,520
Decreased exploration and project development expense		1,354
Increased income taxes		(49,746)
Increased general and administrative expense		(5,934)
Increased interest and finance expense		(898)
Nine months ended September 30, 2016 net income		$79,541

Revenue for the nine months ended September 30, 2016 was $584.2 million, $72.5 million higher than the $511.7 million recognized in the nine months ended September 30, 2015. The major factors driving the variance were a $28.7 million price variance, mainly from higher realized silver and gold prices, a $18.5 million variance from higher quantities of base metals sold, particularly zinc, a $19.0 million variance in settlement adjustments on concentrate shipments, and a $6.2 million variance from lower TCRCs.

Realized prices for metals sold in the nine months ended September 30, 2016 were higher than prices realized in the nine months ended September 30, 2015 for all metals other than copper, which decreased 14%. Realized silver and gold prices increased by 9% and 7%, respectively. Lead prices increased by 1% while zinc prices remained consistent period over period.

The quantities of all base metals sold in the nine months ended September 30, 2016 were higher than in the nine months ended September 30, 2015 with zinc, lead and copper increasing 40%, 41% and 12%, respectively. Silver and gold sales volumes decreased by 2% and 5%, respectively.

Mine operating earnings of $149.9 million in the nine months ended September 30, 2016 were $174.2 million higher than the mine operating losses of $24.3 million in the nine months ended September 30, 2015. The increase in mine operating earnings was primarily the result of the previously discussed $72.5 million increase in revenues combined with a $101.8 million decrease in cost of sales, which was driven by reduced production costs and depreciation and amortization expense.

The decrease in period-over-period production costs was driven by decreased mining activities at Alamo Dorado and Manantial Espejo, as well as lower labour and consumable raw materials costs and favorable exchange rates at other operations, most notably Dolores and Morococha. Further benefiting the current period production costs compared to 2015 was a $37.9 million positive period-over-period variance in NRV inventory adjustments. The NRV adjustments related mainly to Manantial Espejo

Pan American Silver Corp.	24

and Dolores, where positive NRV inventory adjustments of $15.0 million and $16.1 million, respectively, were recognized in 2016, compared to a negative adjustment of $21.6 million at Manantial Espejo, and a positive adjustment of $14.6 million at Dolores in 2015.

Depreciation and amortization of $92.9 million in the nine months ended September 30, 2016 was $21.0 million lower than the $113.9 million recorded in the nine months ended September 30, 2015. The reduced depreciation was attributable to the decrease in depreciable assets that resulted largely from asset impairment charges taken in 2015, and from the decrease in sales volumes at certain mines. The decline in depreciation was most significant at the Manantial Espejo, Alamo Dorado, and Morococha mines.

General and administrative (“G&A”) expenses, including share-based compensation expense, was $18.1 million in the nine months ended September 30, 2016, $5.9 million more than the $12.1 million expensed in the nine months ended September 30, 2015. The period-over-period increase was driven by severance costs and accrued bonuses recorded in 2016. Share-based compensation expense for the nine months ended September 30, 2016 and the nine months ended September 30, 2015 was $3.2 million and $2.3 million, respectively.

Exploration and project development expenses of $8.3 million in the nine months ended September 30, 2016 were $1.4 million lower than the $9.6 million incurred in the nine months ended September 30, 2015. Exploration and project development expenditures in both the 2016 and 2015 periods related to activities near the Company’s existing mines, at select greenfield projects, and on the holding and maintenance costs associated with the Navidad project. Navidad costs were approximately $2.9 million in the nine months ended September 30, 2016 compared to approximately $5.9 million in the same period of 2015.

FX losses in the nine months ended September 30, 2016 were $4.6 million, $4.4 million less than the $9.0 million in the nine months ended September 30, 2015. The FX losses for the nine-month period ended September 30, 2016 were driven primarily from the effect of the 11% devaluation of the MXN on treasury balances, and the effect of the 16% devaluation of the Argentinian Peso on VAT receivables.  Comparatively, the FX losses for the nine-month period ended September 30, 2015 resulted from the 13% devaluation of the CAD and 13% devaluation of the MXN on CAD and MXN denominated treasury balances.  The decreased period-over-period FX loss is primarily attributable to the Company holding relatively less MXN treasury balances, and the stabilization of CAD in 2016.

Gain on sale of mineral properties, plant and equipment for the nine months ended September 30, 2016 was $18.3 million compared with $0.3 million for the nine months ended September 30, 2015 The period-over-period increase is largely attributable a gain recognized in Q2 2016 for the sale of 75% of the shares in Compania Minera Shalipayco S.A.C. ("Shalipayco") for $15.0 million in cash and a one percent (1%) net smelter returns royalty with a fair value of $3.3 million. Shalipayco is the owner of the Shalipayco zinc development project located in the departments of Pasco and Junin, Peru.

Investment income for the nine months ended September 30, 2016 and the nine months ended September 30, 2015 totaled $1.0 million and $1.1 million, respectively, and consisted mainly of interest income and net gains from the sales of securities within the Company’s short-term investment portfolio.

Interest and finance expense for the nine months ended September 30, 2016 was $6.8 million, comparable to the $5.9 million recorded in the nine months ended September 30, 2015. The expenses were comprised of accretion of the Company’s closure liabilities, and interest and fees associated with the revolving credit facility, short-term loans, and leases.

Income tax expense for the nine months ended September 30, 2016 was $53.6 million, a $49.75 million increase from the $3.8 million income tax expense recorded in the same period of 2015.  The tax expense in both periods was comprised of current and deferred income taxes. The increase in income tax expense was primarily a consequence of the increase in net income for the nine months ended September 30, 2016 compared to same period in 2015, and the effects of various temporary and permanent differences, as shown on page 23. The main factors that impacted the effective tax rates for the nine months ended September 30, 2016 and the nine months ended September 30, 2015 were FX fluctuations, changes in non-recognition of certain deferred tax assets, mining taxes paid, and withholding taxes on payments from foreign subsidiaries.

Pan American Silver Corp.	25

•	Statement of Cash Flows for the Nine months ended September 30, 2016 versus Nine months ended September 30, 2015

Cash flow from operations in the nine months ended September 30, 2016 generated $169.1 million, $103.8 million more than the $65.3 million generated in the nine months ended September 30, 2015. The operating cash flow increase was due to a $125.4 million increase in operating cash flow before working capital changes and a $21.6 million decrease in cash flow from changes in non-cash working capital. The increase in operating cash flow before working capital changes was driven primarily by increased cash revenues, decreases in cash production costs and lower cash income taxes paid.

The major difference in period over period working capital movements arose on the timing of trade and other receivables (“Receivables”), accounts payable and accrued liabilities ("Payables"), and inventory balances during the periods. Receivables changes in the nine months ended September 30, 2016 resulted in a $24.5 million use of cash, $32.0 million more than the $7.5 million source of cash in the nine months ended September 30, 2015. Payables balances changes resulted in a $8.2 million source of cash in the 2016 period, $14.6 million more than the $6.4 million use of cash in the 2015 period, while cash sources from changes in inventory balances were $3.3 million lower in 2016.

Investing activities used $73.4 million in the nine months ended September 30, 2016, inclusive of $60.1 million generated on net sales of short-term investments and $15.0 million generated on the sale of Shalipayco. The balance of the nine months ended September 30, 2016 investing activities consisted primarily of spending $146.2 million on mineral property, plant and equipment. In the nine months ended September 30, 2015, investing activities used $17.4 million inclusive of $73.0 million generated on the net sale of short-term investments, and $93.0 million spent on mineral property, plant, and equipment additions.

Financing activities in the nine months ended September 30, 2016 used $20.4 million compared to $39.3 million in nine months ended September 30, 2015. Cash used in financing activities in the nine months ended September 30, 2016 consisted mainly of $14.4 million in short-term debt payments, $5.7 million paid as dividends to shareholders, $2.3 million of lease repayments, partially offset by $2.3 million generated from equity share issuances related to stock options exercises. In the nine months ended September 30, 2015, $34.1 million was paid as dividends, $7.0 million was used for lease repayments and $2.3 million in short-term debt proceeds were received (net of repayments).

•	Adjusted Earnings Nine months ended September 30, 2016 versus Nine months ended September 30, 2015

Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “adjusted earnings” and “basic adjusted earnings per share”, and a reconciliation of these periodic measures to the Q3 2016 Financial Statements.

Adjusted earnings in the nine months ended September 30, 2016 was $60.3 million, representing basic adjusted earnings per share of $0.40, which was $100.8 million, or $0.67 per share, higher than nine months ended September 30, 2015 adjusted net losses and basic losses per share of $40.5 million, and $0.27, respectively.

Pan American Silver Corp.	26

The following graph illustrates the key factors leading to the change from adjusted net losses for 2015 to the adjusted net income for the nine months ended September 30, 2016:

LIQUIDITY POSITION

The Company’s cash and cash equivalents balance at September 30, 2016, was $209.6 million, which was an increase of $59.7 million from the $149.9 million balance at June 30, 2016. The balance of the Company’s short-term investments at September 30, 2016, was $35.7 million, which was a decrease of $18.6 million from the $54.3 million balance at June 30, 2016. The combined liquidity increase in Q3 2016 of $41.1 million resulted primarily from $102.3 million generated in operating cash flow offset by $48.5 million in capital expenditures used on mineral properties, plant and equipment and $13.0 million used in financing activities, which included $11.6 million of loan repayments (net of proceeds) and $1.9 million of dividend payments.

Pan American’s investment objectives for its cash balances are to preserve capital, provide liquidity and maximize returns; accordingly, the Company invests excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.

Working capital at September 30, 2016, was $434.2 million, which was an increase of $34.9 million from June 30, 2016, working capital of $399.3 million. The increase in working capital was primarily due to the previously discussed $41.1 million increase in cash and short-term investments, along with a net $6.2 million decrease in other working capital accounts. The other working capital account movements arose primarily from: a $12.7 million increase in current income taxes payable, net of current tax receivables; a $21.4 million increase in accounts payable and accrued liabilities, offset by a $10.7 million increase in inventories; a $11.7 million decrease in current loans payable; and, a $7.6 million increase in trade receivables.

On April 15, 2015 the Company entered into a new $300.0 million secured revolving credit facility with a 4-year term (the “Credit Facility”) and upfront costs of $3.0 million. On May 31, 2016, the Company amended its Credit Facility by extending the term by one year, with additional upfront costs of $0.4 million. As part of the amendment, the financial covenants were amended to require the Company to maintain a tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than $1,036.4 million plus 50% of the positive net earnings for each subsequent fiscal quarter. In addition, the financial covenants continue to include the requirement for the Company to maintain: (i) a leverage ratio less than or equal to 3.5:1; and (ii) an interest coverage ratio more than or equal to 3.0:1. As of September 30, 2016 the Company was in compliance with all covenants required by the Credit Facility.

Pan American Silver Corp.	27

The terms of the Credit Facility provide the Company with the flexibility of various borrowing and letter of credit options. With respect to loans drawn based on the average annual rate of interest at which major banks in the London interbank market are offering deposits in US dollars ("LIBOR"), the interest margin on such loan is between 2.125% and 3.125% over LIBOR, depending on the Company's leverage ratio at the time of a specified reporting period. On December 29, 2015, the Company made a $36.2 million drawdown on the Credit Facility by way of LIBOR loan at an annual rate of 2.55%. As of September 30, 2016, and at the date of this MD&A, $36.2 million remained drawn on the Credit Facility through LIBOR loans with an average annual rate of 2.55%.

The Company’s financial position at September 30, 2016, and the operating cash flows that are expected over the next twelve months lead management to believe that the Company’s liquid assets are sufficient to satisfy our 2016 working capital requirements, fund currently planned capital expenditures for existing operations, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of further strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

CAPITAL RESOURCES

Total attributable shareholders’ equity at September 30, 2016, was $1,376.8 million, an increase of $79.6 million from December 31, 2015. As of September 30, 2016, the Company had approximately 152.2 million common shares outstanding for a share capital balance of $2,302.4 million (December 31, 2015, 151.9 million and $2,298.4 million). The basic weighted average number of common shares outstanding was 152.2 million and 151.7 million for the quarters ended September 30, 2016, and 2015, respectively.

As at September 30, 2016, the Company had approximately 1.3 million stock options outstanding, with exercise prices in the range of CAD $9.76 to CAD $40.22 and a weighted average life of 54 months. Approximately 0.7 million of the stock options were vested and exercisable at September 30, 2016, with an average weighted exercise price of CAD $16.52 per share on all outstanding stock options.

The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at November 14, 2016
Common shares	152,240,551
Options	1,278,378
Total	153,518,929

FINANCIAL INSTRUMENTS

A part of the Company’s operating and capital expenditures is denominated in local currencies other than USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. The Company held cash and short-term investments of $8.0 million in CAD, $6.7 million in MXN, $2.5 million in Peruvian soles (“PEN”), $7.3 million in Argentine pesos ("ARS"), and $4.6 million in Bolivian bolivianos at September 30, 2016.

At September 30, 2016, the Company had outstanding collars made up of put and call contracts on its foreign currency exposure of MXN purchases with a nominal value of $20.1 million and settlement dates between October 2016 and June 2017. The positions have a weighted average floor of $17.65 and an average cap of $20.20. The Company recorded losses of $0.4 million and $0.2 million on the MXN forward contracts in the three months ended September 30, 2016 and 2015, respectively, and losses of $0.7 million and $0.2 million during the nine months ended September 30, 2016 and 2015, respectively. Risks relating to FX rates are discussed in the “Risks and Uncertainties” section of this MD&A.

Pan American Silver Corp.	28

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. Risks relating to metal prices and hedging activities undertaken in relation to metal prices are discussed in the “Risks and Uncertainties” section of this MD&A.

During 2016, in order to limit its exposure to lower zinc prices on a portion of its zinc production, the Company used put and call contracts to collar the prices on 16,940 tonnes of zinc, of which contracts for 10,175 tonnes remained outstanding at September 30, 2016. The outstanding contracts have a weighted average floor and cap of $1,880 and $2,180, respectively.  The outstanding contracts have settlement dates between October 2016 and April 2017.  The Company recorded losses of $1.8 million and $nil on zinc positions during the three months ended September 30, 2016 and 2015, respectively, and losses of $3.2 million and $nil on zinc positions during the nine months ended September 30, 2016 and 2015, respectively.

Further, in 2016, in order to limit its exposure to lower lead prices a portion of its lead production, the Company used put and call contracts to collar the prices on 3,720 tonnes of lead, of which contracts for 1,550 tonnes remained outstanding at September 30, 2016. The outstanding contracts have a fixed minimum price of $1,650 and a maximum price of $1,965 per tonne.  The outstanding contracts have settlement dates between October, 2016 and February, 2017.  The Company recorded losses of $0.3 million and $nil on lead positions during the three months ended September 30, 2016 and 2015, respectively, and losses of $0.3 million and $nil on lead positions during the nine months ended September 30, 2016 and 2015, respectively.

During Q1 2015, the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices (the “Diesel Swaps”). The Diesel Swaps had an initial notional value of $13.0 million. During the fourth quarter of 2015 (“Q4 2015”), the Company entered into additional Diesel Swaps with an initial notional value of $12.5 million.  A total of $1.6 million of the notional amounts of the Diesel Swaps remained outstanding as of September 30, 2016. The Company recorded losses of $0.2 million and $2.2 million on the Diesel Swaps during the three months ended September 30, 2016, and 2015; and recorded gains of $1.0 million and a loss of $0.7 million during the nine months ended September 30, 2016 and 2015, respectively.

Other than the contracts described above, there were no other gains or losses on any commodity or foreign currency contracts in either the three or nine months ended September 30, 2016, and 2015.

The Company maintains short-term bank loans in Argentina, which at September 30, 2016, had a balance outstanding of $5.2 million (December 31, 2015: $19.6 million). These loans were denominated in USD and ARS as at September 30, 2016 and December 31, 2015, and were drawn for the purposes of short-term cash management and to partially offset the FX exposure of holding local currency denominated financial assets.

The carrying value of the conversion feature on convertible notes assumed by the Company in the Minefinders transaction, which was settled in December 2015, was at fair value, while cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.

The Company had the right to pay all or part of the liability associated with the Company’s previously outstanding convertible notes in cash on the conversion date. Accordingly, the Company classified the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative were recognized initially at their respective fair values. The embedded derivative was recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized as amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives were recognized in profit or loss.

During the third quarter 2015, the Company recorded a gain (loss) on the revaluation of the conversion feature of the convertible notes of $nil.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The classification of financial instruments and the significant assumptions made in determining the fair value of financial instruments are described in note 4 of the Q3 2016 Financial Statements.

CLOSURE AND DECOMMISSIONING COST PROVISION

The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. The Company accrues these costs initially at their fair value, which are determined by discounting costs using

Pan American Silver Corp.	29

rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.

The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as at September 30, 2016, is $106.1 million (December 31, 2015 - $107.2 million) which has been inflated using inflation rates of between 1% and 17%. The inflated and discounted (using discount rates between 1% and 17%) provision on the statement of financial position as at September 30, 2016, was $55.3 million (December 31, 2015, is $50.5 million). Spending with respect to decommissioning obligations at the Alamo Dorado and Manantial Espejo mines is expected throughout 2016, while the remainder of the obligations are expected to be paid through 2035 or later if mine lives are extended. Revisions made to the reclamation obligations in Q3 2016 were primarily a result of a decrease in the estimated amount of certain reclamation activities at Alamo Dorado, and increased site disturbance related to the La Colorada expansion project and from the ordinary course of operations at the mines. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.

The accretion of the discount charged to the three and nine months ended September 30, 2016 earnings as finance expense were $1.5 million and $3.3 million, respectively (three and nine months ended September 30, 2015 - $0.8 million and $2.4 million, respectively). Reclamation expenditures incurred during Q3 2016 and the nine months ended September 30, 2016 were $1.4 million and $3.4 million, respectively (three and nine months ended September 30, 2015 - $0.6 million and $2.2 million, respectively)

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material. The Company had the following contractual obligations at September 30, 2016:

Payments due by period
(in thousands of USD)	Total	Within 1 year(1)	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$129,062	$129,062	$—	$—	$—
Credit facility	38,680	960	1,520	36,200	—
Loan obligation	5,223	5,223	—	—	—
Finance lease obligations(2)	5,812	2,746	3,066	—	—
Severance accrual	4,520	992	693	379	2,456
Employee compensation(3)	8,523	4,553	3,970	—	—
Loss on foreign currency and commodity contracts	3,409	3,409	—	—	—
Provisions	4,319	2,945	461	628	285
Income taxes payable	27,311	27,311	—	—	—
Total contractual obligations(4)	$226,859	$177,201	$9,710	$37,207	$2,741

(1)
Includes all current liabilities as per the statement of financial position plus items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

Pan American Silver Corp.	30

September 30, 2016 (in thousands of USD)	Future interest component		Within 1 year
Current portion of:
Accounts payable and other liabilities	$129,062	$—	$129,062
Credit facility	—	960	960
Loan obligation	5,214	9	5,223
Current portion of finance lease	2,611	135	2,746
Current severance liability	992	—	992
Employee Compensation & Restricted Share Units	4,190	363	4,553
Unrealized loss on foreign currency and commodity contracts	3,409	—	3,409
Provisions(4)	2,945	—	2,945
Income tax payable	27,311	—	27,311
Total contractual obligations within one year(4)	$175,734	$1,467	$177,201

(2)
Includes lease obligations in the amount of $5.8 million (December 31, 2015 - $4.1 million) with a net present value of $5.6 million (December 31, 2015 - $4.0 million) discussed further in Note 16 of the Q3 2016 Financial Statements.

(3)
Includes RSU and PSU obligation in the amount of $6.7 million (December 31, 2015 – $2.5 million) and $1.8 million (December 31, 2015 - $0.7 million) that will be settled in cash. The RSUs vest in two installments, 50% in December 2016 and 50% in December 2017. The PSU obligation vests over three years.

(4)
Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation (current of $6.3 million, long-term $49.1 million), the deferred credit arising from the Aquiline acquisition ($20.8 million) discussed in Note 15 of the Q3 2016 Financial Statements, and deferred tax liabilities of $159.9 million (December 31, 2015 - $142.1 million).

RELATED PARTY TRANSACTIONS

A company owned by a director of the Company was paid approximately $nil and $0.1 million for consulting services in three and nine months ended September 30, 2016, respectively (2015 - $nil and $nil, respectively).  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

•	AISCSOS

AISCSOS is a non-GAAP financial measure. AISCSOS does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that AISCSOS reflects a comprehensive measure of the full cost of operating our consolidated business given it includes the cost of replacing silver ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated earnings and cash flow. To facilitate a better understanding of this measure as calculated by the Company, the following table provides the detailed reconciliation of this measure to the applicable cost items, as reported in the consolidated income statements for the respective periods:

Pan American Silver Corp.	31

		Three months ended September 30,		Nine months ended September 30,
(In thousands of USD, except as noted)		2016	2015	2016	2015
Direct operating costs		$124,912	$126,958	$352,311	$398,323
NRV inventory adjustments		(19,568)	16,374	(32,100)	5,833
Production costs(1)		$105,346	$143,333	$320,210	$404,156
Royalties		8,351	5,351	23,466	17,960
Direct selling costs(2)		18,714	22,342	59,662	65,864
Less by-product credits(2)		(118,255)	(94,297)	(314,871)	(285,722)
Cash cost of sales net of by-products(2)		$14,156	$76,729	$88,467	$202,257

Sustaining capital(4)		$16,055	$15,953	$64,418	$50,225
Exploration and project development		4,316	3,372	8,266	9,620
Reclamation cost accretion		1,481	809	3,273	2,429
General & administrative expense		5,219	1,639	18,071	12,137
All-in sustaining costs(3)	A	$41,226	$98,502	$182,494	$276,669
Payable ounces sold (in thousands)	B	6,502,374	6,047,675	18,061,275	18,460,299
All-in sustaining cost per silver ounce sold, net of by-products	A/B	$6.34	$16.29	$10.10	$14.99
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV) adjustments)		$9.35	$13.58	$11.88	$14.67

(1)
For the purposes of AISCSOS, Alamo Dorado production costs for the three and nine month periods ended September 30, 2016 have been increased by $2.3 million to exclude a non-cash adjustment to a closure and decommissioning liability that reduced production costs as presented on the consolidated statements of income (loss) for the three and nine month periods ended September 30, 2016.

(2)
Included in the revenue line of the unaudited condensed interim consolidated income statements and are reflective of realized metal prices for the applicable periods. Direct selling costs are comprised on smelting, refining, and transportation charges, as well as certain export taxes and/or credits.

(3)	Totals may not add due to rounding.

(4)	Please refer to the table below.

As part of the AISCSOS measure, sustaining capital is included while capital related to expanding operations or acquisitions (referred to by the Company as investment capital) is not. Inclusion of sustaining capital only is a better measure of capital costs associated with current ounces sold as opposed to investment capital, which is expected to increase future production. For the periods under review, the items noted below associated with the La Colorada and Dolores expansion projects, other expansionary expenditures are considered investment capital projects.

Reconciliation of payments for mineral property, plant and equipment and sustaining capital	Three months ended September 30,		Nine months ended September 30,
(in thousands of USD)	2016	2015	2016	2015
Payments for mineral property, plant and equipment(1)	$48,517	$31,026	$146,184	$93,030
Add/(Subtract)
Advances received for leases	704	—	3,938	920
Non-Sustaining capital (Dolores and La Colorada projects, and other)	(33,166)	(15,073)	(85,704)	(43,724)
Sustaining Capital(2)	$16,055	$15,953	$64,418	$50,225

(1)	As presented on the unaudited condensed interim consolidated statements of cash flows.

(2)	Totals may not add due to rounding

Pan American Silver Corp.	32

Three months ended September 30, 2016
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	12,759	31,424	8,515	16,388	14,190	12,556	29,082		124,912
NRV inventory adjustments	—	(7,660)	106	—	—	—	(12,014)		(19,568)
Production costs(1)	12,759	23,764	8,621	16,388	14,190	12,556	17,068		105,344
Royalties	115	1,874	53	—	—	5,058	1,251		8,351
Direct selling costs	3,252	31	48	7,629	6,090	4,790	(3,126)		18,714
Less by-product credits	(8,414)	(38,233)	(2,089)	(19,398)	(17,344)	(3,078)	(29,698)		(118,255)
Cash cost of sales net of by-products (1)	7,712	(12,564)	6,633	4,619	2,936	19,326	(14,505)		14,154

Sustaining capital	1,190	7,342	—	3,252	2,363	1,576	331		16,055
Exploration and project development	25	643	(103)	168	438	—	—	3,145	4,316
Reclamation cost accretion	72	179	494	126	86	54	433	37	1,481
General & administrative expense	—	—	—	—	—	—	—	5,219	5,219
All-in sustaining costs(2)	8,999	(4,400)	7,024	8,165	5,823	20,956	(13,741)	8,401	41,225
Payable ounces sold	1,295,879	936,000	410,000	821,133	626,853	1,476,019	936,490		6,502,374

All-in sustaining cost per silver ounce sold, net of by-products	6.94	(4.70)	17.13	9.94	9.29	14.20	(14.67)		6.34
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	6.94	3.48	16.87	9.94	9.29	14.20	(1.84)		9.35

(1)
For the purposes of AISCSOS, Alamo Dorado production costs for the three and nine month periods ended September 30, 2016 have been increased by $2.3 million to exclude a non-cash adjustment to a closure and decommissioning liability that reduced production costs as presented on the consolidated statements of income (loss) for the three and nine month periods ended September 30, 2016.

(2)	Totals may not add due to rounding.

Nine months ended September 30, 2016
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	36,318	92,435	32,905	49,928	43,298	24,906	72,520		352,311
NRV inventory adjustments		(16,084)	(1,051)				(14,965)		(32,100)
Production costs(1)	36,318	76,351	31,854	49,928	43,298	24,906	57,555		320,210
Royalties	266	4,620	203	—	—	15,331	3,045		23,466
Direct selling costs	9,843	85	251	24,709	20,059	11,063	(6,347)		59,662
Less by-product credits	(22,499)	(90,943)	(11,547)	(56,548)	(56,375)	(10,402)	(66,558)		(314,871)
Cash cost of sales net of by-products (1)	23,928	2,677	20,761	13,476	6,982	40,898	(12,305)		88,467

Sustaining capital	8,316	37,307	—	7,640	6,052	3,332	1,771		64,418
Exploration and project development	155	1,164	—	261	944	—	—	5,743	8,266
Reclamation cost accretion	215	536	312	378	259	163	1,298	111	3,273
General & administrative expense	—	—	—	—	—	—	—	18,071	18,071
All-in sustaining costs(2)	23,615	33,520	14,049	18,209	8,408	23,247	4,506	23,924	182,494
Payable ounces sold	3,925,167	2,944,000	1,680,596	2,474,623	1,851,470	2,931,818	2,253,601		18,061,275

All-in sustaining cost per silver ounce sold, net of by-products	8.31	9.89	12.54	10.66	7.69	15.14	(4.10)		10.10
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	8.31	15.35	13.16	10.66	7.69	15.14	2.54		11.88

(1)
For the purposes of AISCSOS, Alamo Dorado production costs for the three and nine month periods ended September 30, 2016 have been increased by $2.3 million to exclude a non-cash adjustment to a closure and decommissioning liability that reduced production costs as presented on the consolidated statements of income (loss) for the three and nine month periods ended September 30, 2016.

(2)	Totals may not add due to rounding.

Pan American Silver Corp.	33

Three months ended September 30, 2015
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	10,822	33,132	13,980	16,233	16,344	5,670	30,780		126,958
NRV inventory adjustments	—	(929)	(915)	—	—	—	18,218		16,374
Production costs	10,822	32,203	13,064	16,233	16,344	5,670	48,999		143,333
Royalties	92	1,254	79	16,233	—	2,897	1,029		5,351
Direct selling costs	2,927	33	113	6,250	8,560	1,976	1,029		22,342
Less by-product credits	(5,162)	(24,259)	(4,932)	(13,928)	(17,616)	(1,833)	(26,566)		(94,297)
Cash cost of sales net of by-products (1)	8,679	9,231	8,325	8,555	7,287	8,711	25,944		76,729

Sustaining capital	2,717	4,066	—	4,131	1,874	807	2,357		15,953
Exploration and project development	80	123	(1)	268	188	—	—	2,714	3,372
Reclamation cost accretion	59	90	58	150	96	56	274	26	809
General & administrative expense	—	—	—	—	—	—	—	1,639	1,639
All-in sustaining costs(1)	11,536	13,510	8,382	13,104	9,446	9,574	28,575	4,379	98,502
Payable ounces sold	1,230,730	1,140,000	710,000	737,660	532,386	737,190	959,710		6,047,675

All-in sustaining cost per silver ounce sold, net of by-products	9.37	11.85	11.81	17.76	17.74	12.99	29.77		16.29
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	9.37	12.67	13.09	17.76	17.74	12.99	10.79		13.58

(1)	Totals may not add due to rounding.

Nine months ended September 30, 2015
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	37,388	103,277	46,125	49,880	51,388	20,463	89,802		398,323
NRV inventory adjustments		(14,549)	(1,206)				21,588		5,833
Production costs	37,388	88,728	44,919	49,880	51,388	20,463	111,390		404,156
Royalties	313	4,064	247	—	—	10,509	2,828		17,960
Direct selling costs	8,868	101	247	19,535	23,713	6,532	6,683		65,864
Less by-product credits	(17,171)	(74,957)	(13,983)	(43,275)	(52,893)	(8,016)	(75,428)		(285,722)
Cash cost of sales net of by-products (1)	29,399	17,936	31,614	26,141	22,208	29,488	45,473		202,257

Sustaining capital	6,904	15,097	—	9,012	5,197	2,290	11,725		50,225
Exploration and project development	82	458	—	712	480	—	—	7,888	9,620
Reclamation cost accretion	178	271	174	450	288	169	822	77	2,429
General & administrative expense	—	—	—	—	—	—	—	12,137	12,137
All-in sustaining costs(1)	36,562	33,763	31,788	36,314	28,173	31,948	58,020	20,103	276,669
Payable ounces sold	3,846,325	3,400,000	2,218,277	2,235,386	1,511,827	2,571,682	2,676,802		18,460,299

All-in sustaining cost per silver ounce sold, net of by-products	9.51	9.93	14.33	16.25	18.64	12.42	21.68		14.99
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	9.51	14.21	14.87	16.25	18.64	12.42	13.61		14.67

(1)	Totals may not add due to rounding.

Pan American Silver Corp.	34

•	Cash Costs per Ounce of Silver, net of by-product credits

Pan American produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

Cash costs per ounce metrics, net of by-product credits, are utilized extensively in our internal decision making processes. We believe they are useful to investors as these metrics facilitate comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period by period basis, and against the operations of our peers in the silver industry on a consistent basis. Cash costs per ounce is conceptually understood and widely reported in the silver mining industry. However, cash cost per ounce of silver is a non-GAAP measure and does not have a standardized meaning prescribed by GAAP and the Company’s method of calculating cash costs may differ from the methods used by other entities.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Total Cash Costs per ounce of Payable Silver, net of by-product credits		Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S. dollars except as noted)		2016	2015	2016	2015
Production costs		$103,003	$143,337	$317,867	$404,158
Add/(Subtract)
Royalties		8,351	5,351	23,466	17,960
Smelting, refining, and transportation charges		21,804	23,632	69,167	70,485
Worker’s participation and voluntary payments		(1,155)	18	(2,520)	(209)
Change in inventories		(5,786)	1,650	(8,464)	(15,998)
Other		(1,744)	(3,449)	(6,018)	(7,419)
Non-controlling interests(1)		(919)	(1,067)	(2,547)	(3,259)
Metal inventories recovery (write-down)		19,568	(16,374)	32,100	(5,833)
Cash Operating Costs before by-product credits(2)		143,122	153,098	423,051	459,885
Less gold credit		(66,422)	(59,420)	(174,308)	(156,237)
Less zinc credit		(25,459)	(17,028)	(64,942)	(50,976)
Less lead credit		(8,711)	(5,618)	(24,664)	(18,011)
Less copper credit		(13,429)	(16,659)	(48,737)	(54,605)
Cash Operating Costs before of by-product credits(2)	A	29,101	54,373	110,400	180,056

Payable Silver Production (koz)	B	5,953,393	6,220,165	17,893,166	18,159,945
Cash Costs per ounce net of by-product credits	(A*$1000) /B	$4.89	$8.74	$6.17	$9.92

(1)
Figures presented in the reconciliation table above are on a 100% basis as presented in the unaudited condensed interim consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company’s share of ownership only.

(2)	Figures in this table and in the associated tables below may not add due to rounding.

Pan American Silver Corp.	35

Three months ended September 30, 2016
(in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$16,727	$31,432	$8,606	$23,218	$18,421	$17,301	$25,882	$141,587
Less gold credit	b1	(773)	(36,167)	(1,799)	(1)	(132)	(86)	(27,450)	(66,408)
Less zinc credit	b2	(5,009)	—	—	(9,060)	(7,717)	(2,875)	—	(24,661)
Less lead credit	b3	(2,255)	—	—	(4,714)	(1,414)	(199)	—	(8,582)
Less copper credit	b4	—	—	(32)	(5,447)	(6,581)	(776)	—	(12,836)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(8,037)	$(36,167)	$(1,831)	$(19,222)	$(15,844)	$(3,936)	$(27,450)	$(112,487)
Cash Costs net of by-product credits	C=(A+B)	$8,690	$(4,735)	$6,775	$3,996	$2,577	$13,365	$(1,568)	$29,101

Payable ounces of silver (thousand)	D	1,320	900	365	812	584	1,077	894	5.95

Cash cost per ounce net of by-products	C/D	$6.58	$(5.26)	$18.55	$4.92	$4.41	$12.41	$(1.75)	$4.89

(1)	Totals may not add due to rounding.

Nine months ended September 30, 2016
(in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$48,939	$94,695	$29,187	$70,518	$56,090	$47,824	$71,129	$418,382
Less gold credit	b1	(2,089)	(93,513)	(8,562)	(2)	(732)	(248)	(69,087)	(174,233)
Less zinc credit	b2	(12,834)	—	—	(23,581)	(19,480)	(7,044)	—	(62,939)
Less lead credit	b3	(6,974)	—	—	(12,962)	(3,723)	(659)	—	(24,318)
Less copper credit	b4	—	—	(131)	(18,991)	(25,852)	(1,517)	—	(46,491)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(21,897)	$(93,513)	$(8,693)	$(55,536)	$(49,787)	$(9,468)	$(69,087)	$(307,981)
Cash Costs net of by-product credits	C=(A+B)	$27,042	$1,182	$20,494	$14,982	$6,303	$38,356	$2,042	$110,400

Payable ounces of silver (thousand)	D	3,942	2,935	1,447	2,419	1,647	3,149	2,353	17.89

Cash cost per ounce net of by-products	C/D	$6.86	$0.40	$14.16	$6.19	$3.83	$12.18	$0.87	$6.17

(1)	Totals may not add due to rounding.

Three months ended September 30, 2015
(in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$14,398	$35,770	$14,129	$21,539	$22,615	$13,757	$29,337	$151,545
Less gold credit	b1	(679)	(25,340)	(7,378)	(24)	(423)	(54)	(25,484)	(59,382)
Less zinc credit	b2	(3,561)	—	—	(4,555)	(5,500)	(2,804)	—	(16,420)
Less lead credit	b3	(1,636)	—	—	(2,634)	(993)	(258)	—	(5,521)
Less copper credit	b4	—	—	(185)	(6,012)	(9,653)	—	—	(15,850)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(5,876)	$(25,340)	$(7,563)	$(13,225)	$(16,569)	$(3,116)	$(25,484)	$(97,173)
Cash Costs net of by-product credits	C=(A+B)	$8,522	$10,430	$6,566	$8,314	$6,046	$10,641	$3,853	$54,372

Payable ounces of silver (thousand)	D	1,261	1,198	686	722	480	948	926	6.22

Cash cost per ounce net of by-products	C/D	$6.76	$8.71	$9.58	$11.52	$12.59	$11.23	$4.16	$8.74

(1)	Totals may not add due to rounding.

Pan American Silver Corp.	36

Nine months ended September 30, 2015
(in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	45,887	99,828	43,826	70,123	67,399	41,886	86,344	455,293
Less gold credit	b1	(1,991)	(71,456)	(14,461)	(151)	(1,264)	(178)	(66,621)	(156,122)
Less zinc credit	b2	(11,009)	—	—	(16,117)	(14,309)	(7,925)	—	(49,360)
Less lead credit	b3	(5,093)	—	—	(8,479)	(3,222)	(899)	—	(17,693)
Less copper credit	b4	—	—	(257)	(21,439)	(30,365)	—	—	(52,061)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	(18,093)	(71,456)	(14,718)	(46,186)	(49,160)	(9,002)	(66,621)	(275,236)
Cash Costs net of by-product credits	C=(A+B)	27,794	28,372	29,108	23,937	18,239	32,884	19,723	180,057

Payable ounces of silver (thousand)	D	3,730	3,297	2,131	2,226	1,399	2,803	2,573	18.16

Cash cost per ounce net of by-products	C/D	$7.45	$8.61	$13.66	$10.75	$13.04	$11.73	$7.66	$9.92

(1)	Totals may not add due to rounding.

•	Adjusted Earnings and Basic Adjusted Earnings Per Share

Adjusted earnings is a non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relating to positions which will settle in future periods, and items that are non-recurring. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods.

The following table shows a reconciliation of adjusted loss and earnings for the three and nine months ending September 30, 2016 and 2015, to the net earnings (loss) for each period.

Adjusted Earnings (loss) Reconciliation	Three months ended September 30,		Nine months ended September 30,
(in thousands of USD other than per share amounts)	2016	2015	2016	2015
Net earnings (loss) for the period	$43,440	$(67,514)	$79,541	$(94,598)
Adjust impairment of mineral properties	—	28,756	—	28,756
Adjust write-down of other assets	—	20,134	—	20,134
Adjust derivative loss (gain)	—	—	—	(274)
Adjust unrealized foreign exchange (gains) losses	131	3,185	1,620	2,179
Adjust net realizable value of inventory	(7,089)	1,038	(7,491)	35
Adjust unrealized gain on commodity contracts	1,710	1,759	414	(154)
Adjust gain on sale of assets	(6,891)	(62)	(24,943)	(334)
Adjust for effect of taxes	5,660	3,398	11,205	3,805
Adjusted (loss) earnings for the period	$36,961	$(9,306)	$60,346	$(40,451)
Basic weighted average shares for the period	152,198	151,653	152,070	151,647
Adjusted (loss) earnings per share for the period	$0.24	$(0.06)	$0.40	$(0.27)

RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; FX risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees.  These and other risks are described below and in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com), Form 40-F filed with the SEC, and the 2015 Financial

Pan American Silver Corp.	37

Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

•	Foreign Jurisdiction Risk

Pan American currently conducts operations in Peru, Mexico, Argentina and Bolivia. All of these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, FX controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

All of Pan American’s current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia. As Pan American’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation, particularly in jurisdictions such as Argentina and Bolivia that have a history of expropriation; changing political and fiscal regimes, and economic and regulatory instability; unanticipated changes to royalty and tax regulations; unreliable or undeveloped infrastructure; labour unrest and labour scarcity; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to imports and exports; high rates of inflation; extreme fluctuations in currency exchange rates and the imposition of currency controls; the possible unilateral cancellation or forced renegotiation of contracts, and uncertainty regarding enforceability of contractual rights; inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power; difficulties enforcing judgments generally, including judgments obtained in Canadian or United States courts against assets and entities located outside of those jurisdictions; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting; local opposition to mine development projects, which include the potential for violence and property damage; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; and increased public health concerns. Certain of these risks and uncertainties are illustrated well by circumstances in Bolivia and Argentina.

The Company’s Mexican operations, Alamo Dorado and La Colorada, have suffered from armed robberies of doré in the past. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

Local opposition to mine development projects has arisen periodically in some of the jurisdictions in which we operate, and such opposition has at times been violent. There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

In early 2009, a new constitution was enacted in Bolivia that further entrenched the government’s ability to amend or enact laws, including those that may affect mining, and which enshrined the concept that all natural resources belong to the Bolivian people and that the state was entrusted with its administration.

On May 28, 2014, the Bolivian government enacted Mining Law No. 535 (the “New Mining Law”). Among other things, the New Mining Law established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and set out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provided that all pre-existing contracts were to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to migration to a new form of agreement and may require renegotiation of some terms in order to conform to the New Mining Law requirements. We are assessing the potential impacts of the New Mining Law on our business and are awaiting further regulatory developments, but the primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time. In the meantime, we understand that pre-existing agreements will be respected during the period of migration and we will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.

Pan American Silver Corp.	38

On June 25, 2015, the Bolivian government enacted the new Conciliation and Arbitration Law No. 708 (the “New Conciliation and Arbitration Law”), which endeavors to set out newly prescribed arbitral norms and procedures, including for foreign investors. However, whether the New Conciliation and Arbitration Law applies specifically to pre-existing agreements between foreign investors and COMIBOL, and how this new legislation interacts with the New Mining Law, remains somewhat unclear. As a result, we await clarification by regulatory authorities and will continue to assess the potential impacts of the New Conciliation and Arbitration Law on our business.

Meanwhile, under the previous political regime in Argentina, the government intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. Among other the things, the Argentine government has imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In support of this policy, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials and required advance government review of plans to import goods and materials. In addition, the government of Argentina also tightened control over capital flows and foreign exchange in an attempt to curtail the outflow of hard currencies and protect its foreign currency reserves, including mandatory repatriation and conversion of foreign currency funds in certain circumstances, informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into USD or other hard currencies, exposing us to additional risks of peso devaluation and high domestic inflation. While a new federal government was elected in Argentina in late 2015 and has since taken steps to ease some of the previously instituted controls and restrictions, particularly relaxing certain rules relating to the inflow and outflow of foreign currencies, many of the policies of the previous government continue to adversely affect the Company’s Argentine operations. It is unknown whether these recent changes will be lasting, what, if any, additional steps will be taken by the new administration, or what financial and operational impacts these and any future changes might have on the Company. As such, the Company continues to monitor and assess the situation in Argentina.

In most cases, the effect of these risks and uncertainties cannot be accurately predicted and, in many cases, their occurrence is outside of our control. Although we are unable to determine the impact of these risks on our future financial position or results of operations, many of these risks and uncertainties have the potential to substantially affect our exploration, development and production activities and could therefore have a material adverse impact on our operations and profitability. Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

•	Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control.

Pan American Silver takes the view that its precious metals production should not be hedged, thereby, allowing the Company to maintain maximum exposure to precious metal prices. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts, as described under the “Financial Instruments” section of this MD&A. Decisions relating to hedging may have material adverse effects upon our financial performance, financial position, and results of operations. Since base metal and gold revenue are treated as a by-product credit for purposes of calculating cash costs per ounce of silver and AISCSOS, these non-GAAP measures are highly sensitive to base metal and gold prices.

The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. If metal prices decline significantly below levels used in the Company’s most recent impairment tests, especially for an extended period of time, the Company may need to reassess its price assumptions, and a significant decrease in the price assumptions could be an indicator of potential impairment. A description of the impact of metal price changes on certain Company assets is included in the Key Assumption and Sensitivity sections included in both the 2015 Financial Statements (included in Note 11), and in this MD&A (included in the Income Statement analysis section).

•	Trading and Credit Risk

The zinc, lead, and copper concentrates produced by us are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing us to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent,

Pan American Silver Corp.	39

we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted. For example, the Doe Run Peru smelter, a significant buyer of our production in Peru, experienced financial difficulties in the first quarter of 2009 and closed. We continued to sell copper concentrates to other buyers but on inferior terms. The Doe Run Peru smelter remains closed and we are owed approximately $8.2 million under the terms of our contract with Doe Run Peru. We continue to pursue legal and commercial avenues to collect the amount outstanding.

As at September 30, 2016, we had receivable balances associated with buyers of our concentrates of $52.7 million (December 31, 2015 - $21.3 million). All of this receivable balance is owed by twelve well known concentrate buyers and the vast majority of our concentrate is sold to those same counterparts.

Silver doré production is refined under long-term agreements with fixed refining terms at four separate refineries worldwide. We generally retain the risk and title to the precious metals throughout the process of refining and therefore are exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that we may not be able to fully recover our precious metals in such circumstances. As at September 30, 2016, we had approximately $32.8 million contained in precious metal inventory at refineries (December 31, 2015 - $21.4 million). We maintain insurance coverage against the loss of precious metals at our mine sites, in-transit to refineries, and while at the refineries.

Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.

We maintain trading facilities with several banks and bullion dealers for the purposes of transacting our trading activities. None of these facilities are subject to margin arrangements. Our trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.

Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which the Company operates. These advances represent a credit risk to the Company to the extent that supplies do not deliver products or perform services as expected. As at September 30, 2016, the Company had made $24.4 million of supplier advances (December 31, 2015 - $12.5 million), which are reflected in “Trade and other receivables” on the Company’s balance sheet.

Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties, and customers and suppliers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

From time to time, we may invest in equity securities of other companies. Just as investing in Pan American is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.

•	Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. The volatility of the metals markets can impact our ability to forecast cash flow from operations.

We must maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and committed loan facilities.

We manage our liquidity risk by continuously monitoring forecasted and actual cash flows. We have in place a rigorous reporting, planning and budgeting process to help determine the funds required to support our normal operating requirements on an ongoing basis and our expansion plans. We continually evaluate and review capital and operating expenditures in order to identify, decrease, and limit all non-essential expenditures.

•	Exchange Rate Risk

Pan American reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since the Company’s revenues are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. The local currencies that the Company has the most exposure to are

Pan American Silver Corp.	40

the Peruvian soles (“PEN”), Mexican pesos (“MXN”) and Argentine pesos (“ARS”). In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN and CAD and, from time to time, enters into forward currency positions to match anticipated spending as discussed in this in MD&A in the “Financial Instruments” section.

The Company’s balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company’s income statement.

Our balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are fair valued at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on our statement of operations.

In addition to the foregoing, governmental restrictions and controls relating to exchange rates also impact our operations. In Argentina, for example, the government has at times established official exchanges rates that were significantly different than the unofficial exchange rates more readily utilized in the local economy to determine prices and value. Our investments in Argentina are primarily funded from outside of the country, and therefore conversion of foreign currencies, like USD, at the official exchange rate has had the effect of reducing purchasing power and substantially increasing relative costs in an already high inflationary market. Maintaining monetary assets in ARS also exposes us to the risks of ARS devaluation and high domestic inflation.

•	Taxation Risks

Pan American is exposed to tax related risks, in assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, we give additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. We consider relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. We reassess unrecognized income tax assets at each reporting period.

•	Claims and Legal Proceedings

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many of these claims relate to current or ex-employees, some of which involve claims of significant value, for matters ranging from workplace illnesses such as silicosis to claims for additional profit-sharing and bonuses in prior years. Furthermore, we are in some cases, the subject of claims by local communities, indigenous groups or private land owners relating to land and mineral rights and such claimants may seek sizeable monetary damages against us and/or the return of surface or mineral rights that are valuable to us and which may impact our operations and profitability if lost. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to us. We carry certain liability insurance coverage and establish provisions for matters that are probable and can be reasonably estimated. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse effect on our financial position, cash flow and results of operations.

SIGNIFICANT JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES

In preparing financial statements in accordance with International Financial Reporting Standards, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.

Readers should also refer to Note 2 of the 2015 Financial Statements, for the Company’s summary of significant accounting policies.

Pan American Silver Corp.	41

CHANGES IN ACCOUNTING STANDARDS

There were no significant accounting standards or interpretations along with any consequential amendments, required for the Company to adopt effective January 1, 2016.

Accounting Standards Issued but Not Yet Effective

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of the final standard and amendments on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Companies can elect to use either a full or modified retrospective approach when adopting this standard. On July 22, 2015, the IASB confirmed a one-year deferral of the effective date of IFRS 15 to January 1, 2018. The Company is in the process of analyzing IFRS 15 and determining the effect on our consolidated financial statements as a result of adopting this standard.

IFRS 16, Leases (“IFRS 16”) In January 2016, the IASB issued IFRS 16 – Leases which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IAS 7, Statement of Cash Flows (“IAS 7”) Amendments to IAS 7, Statement of Cash Flows were issued in January 2016 as part of the IASB’s Disclosure Initiative.  The amendments require certain enhanced disclosures of the cash and non-cash components of changes in liabilities resulting from financing activities and are required to be applied for years beginning on or after January 1, 2017.  The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Pan American Silver Corp.	42

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the period ended September 30, 2016 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Technical Information

Martin Wafforn, who is a Qualified Person, as the term is defined in National Instrument 43-101 for the Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure in this MD&A.

For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 24, 2016 filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

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Cautionary Note Regarding Forward-Looking Statements and Information

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future economic and operational performance; future production of silver, gold and other metals produced by the Company; future cash costs per ounce of silver and all-in sustaining costs per silver ounce sold; the anticipated price of silver and other metals; the sufficiency of the Company’s current working capital, anticipated operating cash flow or its ability to raise necessary funds; timing of production and the cash costs of production at each of the Company’s properties; the estimated cost of and availability of funding necessary for sustaining capital; the successful implementation and effects of ongoing or future development and expansion plans, including the expansion projects at the Company’s Dolores and La Colorada mines, and the anticipated financial and operational results of such projects; the effects of transactions on the future performance of the Company; forecast capital and non-operating spending; the timing and method of payment of compensation; and the Company’s plans and expectations for its properties and operations.

These statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel, oil and electricity); fluctuations in currency markets (such as the Peruvian sol, Mexican peso, Argentine peso, Bolivian boliviano and Canadian dollar versus the U.S. dollar); risks related to the technological and operational nature of the Company’s business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia or other countries where the Company may carry on business, including the risk of expropriation relative to certain of our operations, particularly in Argentina and Bolivia; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risk of obtaining necessary licenses and permits and the presence of laws and regulations that may impose restrictions on mining, including those currently in the province of Chubut, Argentina; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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